    As filed with the Securities and Exchange Commission on January 24, 2003



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934

                         FRANK'S NURSERY & CRAFTS, INC.
                 ----------------------------------------------
             (Exact name of registrant as specified in its charter)


            DELAWARE                                    47-0863558
-----------------------------------             --------------------------
 (State or other jurisdiction of                     (I.R.S. Employer
  incorporation or organization)                    Identification No.)

      580 KIRTS BLVD., SUITE 300
            TROY, MICHIGAN                                    48084
--------------------------------------------            -----------------
  (Address of principal executive offices)                  (Zip Code)


       Registrant's telephone number, including area code: (248) 712-7000

     Securities to be registered pursuant to Section 12(b) of the Act: NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  --------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

----------------------------------------------------------------------------------------------------------
                                                                                                 Page
                                                                                                Number
----------------------------------------------------------------------------------------------------------
Item 1.               Business                                                                     1

Item 2.               Financial Information                                                        6

Item 2A.              Quantitative and Qualitative Disclosures About Market Risk                  20

Item 3.               Properties                                                                  20

Item 4.               Security Ownership of Certain Beneficial Owners and                         22
                      Management

Item 5.               Directors and Executive Officers                                            23

Item 6.               Executive Compensation                                                      25

Item 7.               Certain Relationships and Related Transactions                              28

Item 8.               Legal Proceedings                                                           31

Item 9.               Market Price of and Dividends on the Registrant's                           31
                      Common Equity and Related Stockholder Matters

Item 10.              Recent Sales of Unregistered Securities                                     32

Item 11.              Description of Registrant's Securities to be Registered                     33

Item 12.              Indemnification of Directors and Officers                                   35

Item 13.              Financial Statements and Supplementary Data                                 36

Item 14.              Changes in and Disagreements with Accountants on                            37
                      Accounting and Financial Disclosure

Item 15.              Financial Statements and Exhibits                                           38

INDEX TO FINANCIAL STATEMENTS                                                                     F-1

EXHIBIT INDEX                                                                                     X-1

----------------------------------------------------------------------------------------------------------

         In conjunction with its plan of reorganization (as discussed in Item 1 below), on May 20, 2002, Frank's Nursery & Crafts, Inc., a Michigan corporation, merged into its parent, FNC Holdings Inc., a New York corporation. On the merger date, the surviving corporation changed its name to Frank's Nursery & Crafts, Inc. and was reincorporated in Delaware. Depending upon the context and the period being referenced, references to the "Company" or "Frank's" in this Form 10 refer to Frank's Nursery & Crafts, Inc., a Delaware corporation, and/or its predecessors.

         References in this Form 10 to a particular year are to the Company's fiscal year, which is the 52 or 53 -week period ending on the last Sunday in January of the following year (e.g., a reference to "2001" is a reference to the fiscal year ended January 27, 2002).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This filing contains certain forward-looking statements, which reflect management's current views of future events and financial performance. These forward-looking statements are based on many assumptions and factors detailed in the Company's filings with the Securities and Exchange Commission, including the ability of the Company to maintain normal trade terms with vendors, the ability of the Company to comply with the various covenant requirements contained in its financing agreements, customer demand, fashion trends, competitive market forces, the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, weather, risks associated with foreign global sourcing, including political instability and changes in import regulations, economic conditions worldwide, and the ability of the Company to execute its business plans effectively. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.


ITEM 1.           BUSINESS

OVERVIEW

         Frank's operates the nation's largest chain of lawn and garden specialty retail stores. Frank's also is a retailer of Christmas trim-a-tree merchandise, artificial flowers and arrangements, garden decor and home decorative products. The Company operates 170 retail stores in 14 states, primarily in the eastern, middle-Atlantic and midwestern regions of the United States, under the name Frank's Nursery & Crafts.

         Frank's was incorporated under the laws of the State of Delaware in April 2002 and is the successor of Frank's Nursery & Crafts, Inc., a Michigan corporation which was incorporated in 1957. The Company operates entirely in one industry segment, the lawn and garden retail industry, as defined below. The Company's principal executive offices are located at 580 Kirts Boulevard, Suite 300, Troy, Michigan 48084, and its telephone number is (248) 712-7000.

         FNC Holdings, Inc. (formerly known as General Host Corporation) acquired the Company in 1983 with the objective of developing the first national chain of lawn and garden stores. At the time of the acquisition, Frank's had 95 stores, located principally in the midwestern United States. In December 1997, FNC Holdings was acquired by The Cypress Group LLC, and a new senior management team was put in place with the strategic objective of positioning Frank's as the leading specialty retailer in the lawn and garden arena. Since 1997, management repositioned the Company's merchandising strategy and concentrated on three major sectors: lawn and garden, floral and home decor and Christmas trim-a-tree. Merchandising lines such as pet foods and general and juvenile crafts, among others, which had been a part of Frank's range prior to the acquisition, were completely phased out. By the end of 2000, Frank's operated a total of 262 stores.

         During 2000, many factors contributed to a decline in the Company's sales levels and a deterioration in the Company's financial condition. In early 2001, notwithstanding excess borrowing availability under the Company's credit facilities, the Company was unable to draw down sufficient funding to meet its working capital needs because its lenders asserted that various conditions to borrowing had not been met. Also, in the relatively short period since access to its credit facilities had been curtailed, the Company was not able to secure additional funding to meet those working capital needs. Ultimately, the Company determined the most appropriate method to obtain such financing and achieve its restructuring objectives was through bankruptcy proceedings, and in February 2001, the Company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in U.S. Bankruptcy Court.

         Following the bankruptcy filing, management undertook numerous actions to improve the Company's operations, including the closing of under-performing stores, the sale of real property and the reduction in the Company's overhead expenses. On May 20, 2002, the plan of reorganization became effective, and the Company emerged from the bankruptcy proceedings. As a result of the plan of reorganization, certain indebtedness was cancelled in exchange for cash and shares of the Company's common stock, certain executory contracts and leases were rejected and warrants to acquire the Company's common stock were issued to certain of the Company's lenders and their affiliates and the Company's former stockholders.

         An initial distribution of cash and shares of the Company's common stock was made to creditors on September 12, 2002, and subsequent distributions were made on September 30, 2002 and December 19, 2002. A number of claims against the Company remain in the process of being resolved, and additional cash and shares will be issued to creditors upon resolution of such claims. Pursuant to the plan of reorganization, a total of 20,000,000 shares of the Company's common stock will be distributed to the Company's former creditors. A total of 13,346,642 shares have been distributed to date to creditors whose claims have been resolved, and all of the remaining 6,653,358 shares will be distributed either to creditors whose claims are yet to be resolved or to creditors who have already been issued shares.

THE LAWN AND GARDEN INDUSTRY

         The overall retail market for lawn and garden products, defined to include green goods for both outdoor and indoor usage, fertilizers, gardening accessories, lawn and patio furniture, Christmas trim-a-tree merchandise and snow removal, power equipment, barbecues and watering accessories, was estimated at $88.4 billion in 2001 and grew 4.5% from an estimated $84.6 billion in 2000, according to Nursery Retailer magazine. During the 10-year period from 1992 through 2001, the lawn and garden industry grew at an average annual growth rate of approximately 6%. Among other factors, the Company believes that the principal reasons for this sustained growth were the popularity of gardening as a leisure activity, new home construction and favorable demographic trends such as the aging of the baby-boomer population.

         The lawn and garden market is highly seasonal, with the spring season accounting for the majority of annual product sales. The market for green goods is generally non-branded and highly differentiated by both specimen and quality, while the market for hard goods, fertilizers and chemicals is composed of both national and private label brands. At the retail level, the lawn and garden market is highly fragmented and consists of national and regional chains of specialty retailers, mass merchants and home centers, as well as thousands of local, independent garden centers and nurseries. With the exception of the garden center and nursery segment, few retailers operate their lawn and garden centers on a year round basis or as full line lawn and garden retailers. The Company believes that the primary competitive factors in lawn and garden retailing include breadth of product assortment, product quality, price and knowledgeable service. The Company believes that it competes effectively in these areas, as well as others, and that its competence in the retailing of lawn and garden products will enable it to gain market share in the future by increased penetration of its existing markets.

COMPANY STRATEGY

         As part of the emergence from bankruptcy, the Company is instituting new merchandising and marketing strategies to position itself as a convenience nursery, home decor and seasonal retailer. Initiatives are in place for improvements in store and product presentation, merchandise mix, marketing and overall operations. Ongoing cost reductions, inventory management efforts and vendor quality programs will continue to be a high priority for the Company and will be critical to its success.

         The Company's core strategy centers on the lawn and garden market, where the Company intends to enhance its leadership position within the specialty retailing segment of that market. The Company's objective is to provide gardening enthusiasts and home owners with the broadest assortment of quality plants, growing products, specialty tools and gardening accessories at competitive prices backed by knowledgeable service. In the live goods area, the Company deals with a number of different vendors for the same product in different areas of the county. As a result, the quality of the Company's live product varies from location to location. In order to provide live product of consistently high quality, the Company has instituted a quality assurance program with its vendors.

         The Company's home decor product line focuses on frames and framed art, wicker, accent furniture, silk greenery and scented product. The Company's pricing strategy focuses both on high and low price points, and the Company promotes its home decor products in conjunction with other products to increase multiple sales.

         The Company's Christmas trim-a-tree selection is aimed at providing its customers with the broadest assortment of quality artificial trees, wreaths, tree decorations, lights and holiday decor and serving as a one-stop shopping destination for these holiday-related purchases. Frank's plans to broaden its product selection in this area.

         The Company utilizes extensive marketing and advertising efforts to communicate with its customers. Key advertising and promotional programs instituted in 2002 included improvements in the quality of media with illustrations of products with greater impact and color assortments; a new in-store sign package and targeted print mailings and media that focuses on the Company's neighborhood presence.

PRODUCT CATEGORIES

         The principal products sold at the Company's retail stores are as follows:

                                      Percentage of Total Sales
                                      -------------------------
Product Line                     2001            2000           1999       Description
------------                     ----            ----           ----       -----------
Lawn and garden                   70%            67%             64%       Annual and perennial flowering plants
                                                                           (including poinsettias), trees (including
                                                                           live Christmas trees), shrubs, mulches,
                                                                           fertilizers, roses, potted plants, seeds
                                                                           and bulbs, plant accessories, hoses and
                                                                           garden tools and equipment, bird houses,
                                                                           feeders, seed and accessories

Floral and Home Decor             17              19             21        Dried, silk and acrylic flowers,
                                                                           arrangements, candles, picture frames,
                                                                           frame art, garden decor items and
                                                                           decorative home accessories; also
                                                                           includes craft items which have been
                                                                           discontinued

Christmas                         13              14             15        Artificial Christmas trees, indoor and
                                  --              --             --        outdoor lights, decorations and trimmings
                                 100%            100%           100%
                                 ====            ====           ====

         LAWN AND GARDEN. The Company offers customers one of the widest selections of live plants in the industry. The Company believes that its reputation for a broad selection and high quality of live goods is the principal reason that draws customers to its stores. This strength allows the Company to offer a wide assortment of other lawn and garden products, including fertilizers, mulches, garden tools, planting accessories, decorative planters and other related merchandise. In addition, the Company markets its own line of private label lawn and garden products.

         Lawn and garden sales are highest in the spring, with the largest impact being in the first fiscal quarter and the early part of the second fiscal quarter, then declining during middle and late summer. There is an early fall sales season in these products which is less significant than the spring sales season. In the winter months, sales of lawn and garden products are minimal and limited essentially to live Christmas trees, poinsettias and indoor plants.

         FLORAL AND HOME DECOR. The Company's floral and home decor products include a varied assortment of dried, silk and acrylic flowers for the do-it-yourself decorator, as well as complete floral arrangements. The Company also offers a broad assortment of decorative candles, picture frames, framed art and accent pieces for the home or patio. The Company intends to enhance the quality of products selected for this category and expand the fast growing garden decor area. The Company also intends to support this product category with advertising in order to make consumers aware of Frank's improved product selection and presentation.

         Floral and home decor sales are steady throughout the year and are stimulated by early spring, fall and late winter promotions. During the winter months (outside of the Christmas season), this category constitutes a large portion of the Company's sales.

         CHRISTMAS. During the Christmas holiday season, the Company's second most important selling season after spring, the Company transforms substantial portions of its stores into Christmas trim-a-tree layouts and offers a broad selection of seasonal merchandise and Christmas decoration for the holiday season. The Company provides a large selection of artificial trees, indoor and outdoor lights, wreaths and holiday plants, as well as a wide array of trim-a-tree items. Christmas merchandise is sold almost entirely in November and December.

SEASONALITY

         The Company's business is highly seasonal and very susceptible to the impact of weather conditions which may affect consumer purchasing patterns. In 2001, 46% of the Company's sales occurred during the spring season (late March to mid-June) and 23% occurred during the Christmas season (November to late December). Normally, spring is the most profitable season, and Christmas is the next most profitable season. Operating losses usually are experienced during the other periods of the year. The Company's slowest selling seasons are typically the period from January until the start of the spring selling season and from mid-July to October.

VENDORS

         Substantially all of the plants and products the Company sells are purchased from approximately 800 outside vendors. Alternative sources of supply are generally available for each of the products sold by the Company.

STORES

         The Company currently operates 170 stores in 14 states, primarily in the eastern, middle-Atlantic and midwestern regions of the United States. The Company's stores are generally located on three-acre sites. A typical store includes 18,500 square feet of indoor space (16,000 square feet of sales area and 2,500 square feet of storage area), 17,000 square feet of outdoor selling area and ample onsite parking. The stores are designed in a "supermarket" format familiar to customers, and shopping is done with carts in wide aisles with attractive displays. Traffic design is intended to enhance the opportunity for impulse purchases. Most stores are free-standing and located adjacent to or near shopping centers, while some stores are part of strip shopping centers.

         The real estate cost of opening new stores varies by location and is dependent upon the method of financing. Such financing methods include build-to-suit leases, conversion of existing buildings and land purchases with construction funded by the Company. These costs range from approximately $500,000 per store for build-to-suit leases to a range of $3.0 to 3.5 million, including the purchase of land, per store for stores owned by the Company. New stores are financed via build-to-suit operating leases whenever possible. The Company does not anticipate opening any new stores in 2003.

STORE OPERATIONS

         The Company's stores are normally open 84 hours per week during the spring and Christmas season, with the average store opening at 8 a.m. and closing at 9 p.m. During other times of the year, the average store is open from 10:00 a.m. until 8:00 p.m.

         The average store has approximately 15 to 20 part and full-time employees, including a store manager, an assistant manager and up to four department specialists responsible for the various product lines. During seasonal peak selling periods, the permanent store staff is generally supplemented with temporary employees.

EMPLOYEES

         At December 20, 2002, the Company's employee base was approximately 4,500 including seasonal employees. The Company's entire employee base is non-union, and management considers its employee relations to be good.

DISTRIBUTION

         The Company operates distribution centers in Harrisburg, Pennsylvania and Howe, Indiana. These centers delivered approximately 52% of all merchandise to the Company's stores in 2001, primarily using contract carriers. The balance of the products were delivered directly to stores by vendors.


ITEM 2.          FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

         The following sets forth selected financial data for the periods indicated. The selected financial data for 1997 through 2001 should be read in conjunction with the Company's audited financial statements included herein for 1999 through 2001. Because of the acquisition of the Company by its former owners on December 24, 1997, the summary financial data for fiscal 1997 represents the operations data for the forty-eight week period prior to the acquisition and the four-week period subsequent to the acquisition. The selected financial data for the twenty-four weeks ended November 3, 2002, the sixteen weeks ended May 19, 2002, and the forty weeks ended November 4, 2001 should be read in conjunction with the Company's unaudited financial statements and notes included herein for such periods and includes all adjustments that are necessary for a fair presentation of the results of the interim periods. Financial results of the interim period are not necessarily indicative of results that may be expected for any other interim period or for the fiscal year. All dollar amounts are stated in thousands.

         The Company's plan of reorganization was confirmed by the bankruptcy court on May 7, 2002 and was consummated on May 20, 2002. With the change in ownership resulting from the plan of reorganization, the Company has adopted fresh-start reporting in accordance with the recommended accounting principles for entities emerging from Chapter 11 bankruptcy set forth in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). The adjustments to reflect the consummation of the plan of reorganization, including the gain on discharge of pre-petition liabilities and the adjustments to record assets and liabilities at their fair values, have been reflected in the accompanying financial data for the sixteen weeks ended May 19, 2002. For financial reporting purposes, references to "Predecessor" refer to the Company's predecessors on and prior to May 20, 2002, and references to "Successor" refer to the Company on and after May 20, 2002, after giving effect to the implementation of fresh start reporting. Accordingly, the financial data for the sixteen weeks ended May 19, 2002 (Predecessor) and the twenty-four weeks ended November 3, 2002 (Successor) are not prepared on a basis comparable to the prior periods presented.




                                                                                   Fiscal Years
                                                              -------------------------------------------------------
                      Twenty-four                   Forty
                      Weeks Ended Sixteen Weeks  Weeks Ended
                      November 3, Ended May 19,  November 4,
                         2002          2002         2001          2001          2000          1999          1998
                      (Successor) (Predecessor) (Predecessor) (Predecessor) (Predecessor) (Predecessor) (Predecessor)
                      ----------- ------------- ------------- ------------- ------------- ------------- -------------
Net Sales               $128,682     $110,992      $285,543     $371,417      $436,947      $487,332       $512,101
Reorganization,
   restructuring
   and other
   related charges         1,397       21,839        12,093       40,887       127,047             0              0
Net income (loss)       (13,168)      158,281      (58,665)     (91,996)     (168,290)       (9,296)          2,374

Balance Sheet Data:
Total assets             133,737      187,081       234,767      165,313       286,021       449,633        433,263
Total debt,
   including              60,047      155,084       194,292      166,832       214,310       233,416        194,695
   current portion
Shareholder's
   equity
   (deficiency in         12,952    (123,553)      (64,605)     (97,995)       (5,939)       147,826        151,063
   assets)


                     Four Weeks     Forty-Eight
                        Ended       Weeks Ended
                     January 25,    December 28,
                        1998           1997
                    (Predecessor)  (Predecessor)
                    -------------  -------------
Net Sales              $14,814      $515,204
Reorganization,
   restructuring
   and other
   related charges           0             0
Net income (loss)     (12,904)      (18,465)

Balance Sheet Data:
Total assets           433,679       469,998
Total debt,
   including           178,969       169,067
   current portion
Shareholder's
   equity
   (deficiency in      152,403       166,441
   assets)


PRO FORMA OPERATING RESULTS

         The following unaudited pro forma statement of operations reflects the financial results of the Company for the forty weeks ended November 3, 2002, the forty weeks ended November 4, 2001 and the year ended January 27, 2002 as if the Company's plan of reorganization had been effective and the store closure programs had been completed as of the beginning of 2001. All amounts are stated in thousands, except for per share data.

                                                           For the Forty Weeks Ended November 3, 2002
                                      ---------------------------------------------------------------------------------------
                                      Twenty-four     Sixteen
                                      Weeks Ended   Weeks Ended
                                      November 3,     May 19,
                                          2002         2002      Restructuring  Closed    Fresh-start  Financing
                                      (Successor)  (Predecessor)    Items       Stores    Adjustments  Agreements   Proforma
                                      -----------  ------------- ------------  --------- ------------- ---------- -----------
Net Sales                               $128,682       $110,992                                                     $239,674 (1)

Operating costs and expenses:
  Cost of sales, including buying and     99,221         80,756                   (812)       (5,419)                173,746 (1),(2)
     Occupancy
  Selling, general and administrative     38,015         31,490                   (398)         (982)                 68,125 (1),(2)
  Restructuring and other related          1,397         21,839     (23,236)                                               0 (1)
     Charges
  Amortization of goodwill                                                                                                 0
  Other income                             (180)          (118)                                                        (298)
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
                                         138,453        133,967     (23,236)    (1,210)       (6,401)          0     241,573
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------

Income (loss) from operations            (9,771)       (22,975)       23,236      1,210         6,401          0     (1,899)
Interest expense                           3,397          2,583                                            (310)       5,670 (3)
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
Loss before reorganization items and    (13,168)       (25,558)       23,236      1,210         6,401        310     (7,569)
     income taxes
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
Reorganization items:
  Gain on cancellation of                               184,954    (184,954)                                               0 (1)
pre-petition
      liabilities
  Fresh start adjustments                                   324        (324)                                               0 (1)
  Extinguishment of debt                                (1,439)        1,439                                               0 (1)
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
    Total reorganization items                          183,839    (183,839)          0             0          0           0
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
Income tax expense                                                                                                         0
                                      ----------   ------------- ------------  --------- ------------- ---------- -----------
Net income (loss)                      $(13,168)       $158,281   ($160,603)     $1,210        $6,401       $310    ($7,569)
                                      ==========   ============= ============  ========= ============= ========== ===========

Basic and diluted loss per share                                                                                     ($0.38) (4)

Basic and diluted weighted average common
  shares outstanding                                                                                                  20,000 (4)

(1) Reported results have been adjusted to eliminate the net expense resulting from the Company's Chapter 11 bankruptcy proceedings, subsequent reorganization efforts and store closures.

(2) To eliminate historical depreciation expense and record proforma depreciation using the "fresh start" cost basis for property, equipment and leasehold improvements. The Company estimates that annual depreciation expense will be approximately $2.4 million on the "fresh-start cost" basis.

(3) To eliminate interest on the Company's debtor-in-possession credit facility (the "DIP Facility") and related debt issue costs and record interest on the Company's term loan with Kimco Capital Corp. (the "Term Loan") and the Company's revolving credit facility with Congress Financial Corporation (the "Revolving Facility") of $2.3 million plus amortization of new debt issue costs related to the Term Loan and the Revolving Facility of $0.4 million and new amortization of $0.9 million for the warrants associated with the Term Loan. Revolving Facility interest is based on fees associated with outstanding letters of credit of $14 million and no outstanding borrowings.

(4) Proforma weighted average common shares outstanding represents the shares of new common stock issued under the reorganization plan.


                                                          For the Forty Weeks Ended November 4, 2001
                                       ---------------------------------------------------------------------------------
                                           As       Restructuring    Closed      Fresh-start   Financing
                                        Reported       Items         Stores      Adjustments   Agreements    Proforma
                                       ------------ ------------   ------------ ----------------------------------------
Net Sales                                 $285,543                    (33,527)                                 $252,016 (1)

Operating costs and expenses:
  Cost of sales, including buying and      233,143                    (44,577)       (8,191)                    180,375 (1),(2)
     Occupancy
  Selling, general and administrative       85,189                     (9,865)       (1,631)                     73,693 (1),(2)
  Restructuring and other related           12,093     (12,093)                                                       0 (1)
     Charges
  Early extinguishment of debt               4,230                                                (4,230)             0 (3)
  Amortization of goodwill                   1,263                                   (1,263)                          0 (4)
  Other income                                (411)                                                                (411)
                                       ------------ ------------   ------------ ------------- ------------  ------------
                                           335,507     (12,093)       (54,442)      (11,085)      (4,230)       253,657
                                       ------------ ------------   ------------ ------------- ------------  ------------

Income (loss) from operations             (49,964)       12,093         20,915        11,085        4,230       (1,641)
Interest expense                             8,701                                                (2,338)         6,363 (3)
                                       ------------ ------------   ------------ ------------- ------------  ------------
Loss before reorganization items and      (58,665)       12,093         20,915        11,085        6,568       (8,004)
     Income taxes
                                       ------------ ------------   ------------ ------------- ------------  ------------
Income tax expense                                                                                                    0
                                       ------------ ------------   ------------ ------------- ------------  ------------
Net income (loss)                        ($58,665)      $12,093        $20,915       $11,085       $6,568      ($8,004)
                                       ============ ============   ============ ============= ============  ============

Basic and diluted loss per share                                                                                ($0.40) (5)

Basic and diluted weighted average common
  Shares outstanding                                                                                             20,000 (5)

(1) Reported results have been adjusted to eliminate the net expense resulting from the Company's Chapter 11 bankruptcy proceedings, subsequent reorganization efforts, store closures and related inventory reserves of $9.5 million and $1.6 million that are included in cost of sales.

(2) To eliminate historical depreciation expense and record proforma depreciation using the "fresh start" cost basis for property, equipment and leasehold improvements. The Company estimates that annual depreciation expense will be approximately $2.4 million on the "fresh-start cost" basis.

(3) To eliminate interest on the DIP Facility and related debt issue costs and record interest on the Term Loan and the Revolving Facility of $2.3 million plus amortization of new debt issue costs related to the Term Loan and the Revolving Facility of $0.4 million and new amortization of $0.9 million for the warrants associated with the Term Loan. Revolving Facility interest is based on fees associated with outstanding letters of credit of $14 million and no outstanding borrowings. In addition, eliminates early extinguishment of debt related to a credit facility that existed at the petition date.

(4) To eliminate historical goodwill amortization that was written off as a result of the Chapter 11 bankruptcy proceedings.

(5) Proforma weighted average common shares outstanding represents the shares of new common stock issued under the reorganization plan.



                                                          For the Fiscal Year Ended January 27, 2002
                                       ---------------------------------------------------------------------------------
                                           As       Restructuring    Closed      Fresh-start   Financing
                                        Reported       Items         Stores      Adjustments   Agreements    Proforma
                                       ------------ ------------   ------------ ----------------------------------------
Net Sales                                 $371,417                    (35,799)                                 $335,618 (1)

Operating costs and expenses:
  Cost of sales, including buying and      297,850                    (45,582)      (10,801)                    241,467 (1),(2)
     Occupancy
  Selling, general and administrative      109,404                    (10,380)       (2,130)                     96,894 (1),(2)
  Restructuring and other related           40,887     (40,887)                                                       0 (1)
     Charges
  Early extinguishment of debt               4,230                                                (4,230)             0 (3)
  Amortization of goodwill                   1,631                                   (1,631)                          0 (4)
  Other income                              (1,221)                                                              (1,221)
                                       ------------ ------------   ------------ ------------- ------------  ------------
                                           452,781     (40,887)       (55,962)      (14,562)      (4,230)       337,140
                                       ------------ ------------   ------------ ------------- ------------  ------------

Income (loss) from operations             (81,364)       40,887         20,163        14,562        4,230       (1,522)
Interest expense                            10,632                                                (2,477)         8,155 (3)
                                       ------------ ------------   ------------ ------------- ------------  ------------
Loss before reorganization items and      (91,996)       40,887         20,163        14,562        6,707       (9,677)
     Income taxes
                                       ------------ ------------   ------------ ------------- ------------  ------------
Income tax expense                                                                                                    0
                                       ------------ ------------   ------------ ------------- ------------  ------------
Net income (loss)                        ($91,996)      $40,887        $20,163       $14,562       $6,707      ($9,677)
                                       ============ ============   ============ ============= ============  ============


Basic and diluted loss per share                                                                                ($0.48) (5)

Basic and diluted weighted average common
  Shares outstanding                                                                                             20,000 (5)


(1) Reported results have been adjusted to eliminate the net expense resulting from the Company's Chapter 11 proceedings, subsequent reorganization efforts, store closures and related inventory reserves of $8.1 million and $1.6 million that are included in cost of sales.

(2) To eliminate historical depreciation expense and record proforma depreciation using the "fresh start" cost basis for property, equipment and leasehold improvements. The Company estimates that annual depreciation expense will be approximately $3 million on the "fresh-start cost" basis.

(3) To eliminate interest on the DIP Facility and related debt issue costs and record interest on the Term Loan and Revolving Facility of $2.3 million plus amortization of new debt issue costs related to the Term Loan and Revolving Facility of $0.5 million and new amortization of $1.2 million for the warrants associated with the

     Term Loan. Revolving Facility interest is based on fees associated with outstanding letters of credit of $14 million and no outstanding borrowings. In addition, eliminates early extinguishment of debt related to a credit facility that existed at the petition date.

(4) To eliminate historical goodwill amortization that was written off as a result of the Chapter 11 bankruptcy proceedings.

(5) Proforma weighted average common shares outstanding represents the shares of new common stock issued under the reorganization plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FRESH START REPORTING AND FACTORS AFFECTING COMPARABILITY OF FINANCIAL
INFORMATION

         The Company emerged from Chapter 11 bankruptcy proceedings on May 20, 2002, which for financial reporting purposes, the Company deemed the effective date of the plan of reorganization. Fresh start reporting has been implemented as of May 20, 2002, and accordingly, at such date all assets and liabilities were restated to reflect their respective fair values. See note 1 to the unaudited financial statements included herein for a discussion of the fresh start adjustments. For financial reporting purposes, references to "Predecessor" refer to the Company's predecessors on and prior to May 20, 2002, and references to "Successor" refer to the Company on and after May 20, 2002, after giving effect to the implementation of fresh start reporting. Successor financial statements are not comparable to Predecessor financial statements. However, for year-to-date discussion of results of operations, the twenty-four weeks ended November 3, 2002 (Successor) has been combined with the sixteen weeks ended May 19, 2002 (Predecessor) and compared with the forty weeks ended November 4, 2001 (Predecessor).

RESULTS OF OPERATIONS

FORTY WEEKS ENDED NOVEMBER 3, 2002 COMPARED TO FORTY WEEKS ENDED
NOVEMBER 4, 2001

     The following table shows the combined 2002 periods in comparison to the corresponding 2001 period (dollars in thousands):


                                                         Twenty-four         Sixteen Weeks              Forty Weeks Ended
                                                         Weeks Ended             Ended          ----------------------------------
                                                         November 3,            May 19,           November 3,       November 4,
                                                             2002                2002                2002               2001
                                                         (Successor)         (Predecessor)        (Combined)       (Predecessor)
                                                        ---------------     ----------------    ---------------    ---------------
Net sales                                               $      128,682      $       110,992     $      239,674     $      285,543

Operating costs and expenses:
   Cost of sales, including buying and occupancy                99,221               80,756            179,977            233,143
   Selling general and administrative                           38,015               31,490             69,505             85,189
   Restructuring and other related charges                       1,397               21,839             23,236             12,093
   Early extinguishment of debt (1)                                                                                         4,230
   Amortization of goodwill                                                                                                 1,263
   Other income                                                  (180)                (118)              (298)              (411)
     Total operating costs and expenses                        138,453              133,967            272,420            335,507
Loss from operations                                           (9,771)             (22,975)           (32,746)           (49,964)
Interest expense                                                 3,397                2,583              5,980              8,701
Reorganization income                                                               183,839            183,839
Income taxes

                                                        ---------------     ----------------    ---------------    ---------------
Net income (loss)                                       $     (13,168)      $        158,281    $      145,113     $      (58,665)
                                                        ===============     ================    ===============    ===============



(1) Represents a reclassification in accordance with SFAS No. 145 that was previously reported as an extraordinary loss.

         NET SALES. Net sales for the forty weeks ended November 3, 2002 (the first three quarters of 2002) were $239.7 million, a decrease of $45.8 million or 16% compared with the forty weeks ended November 4, 2001 (the first three quarters of 2001). Comparative store sales decreased 4% for the first three quarters of 2002. Unfavorable weather patterns in virtually all markets where the Company operates negatively impacted the lawn and garden sales for the first quarter of 2002 thus contributing to the net sales decrease for the first three quarters of 2002. Net sales for first three quarters of 2001 included sales related to the store closure programs of $36 million.

         COST OF SALES, INCLUDING BUYING AND OCCUPANCY. Cost of sales were $180 million for the first three quarters of 2002 compared with $233.1 million for the first three quarters of 2001. During the third quarter of 2001, the Company recorded a charge of $9.5 million for a lower of cost or market reserve for inventory designated as clearance product in the floral, home decor and Christmas trim-a-tree product lines (an "inventory clearance reserve"). Cost of sales, as a percentage of net sales, was 75.1% in the first three quarters of 2002 compared with 78.3% in the first three quarters of 2001, excluding the $9.5 million inventory clearance reserve. On a comparative base (the current 170 stores), cost of sales for the first three quarters of 2001 would have been 74.8% of net sales. The merchandise margin decline for the first three quarters of 2002 is primarily due to increased promotional activity of crafts as the Company exited certain categories. This decline was partially offset by higher margins in the new home decor lines. The first three quarters of 2001 also included a $1.6 million lower of cost or market reserve for the inventory liquidation of 12 stores closed in 2001 and the $9.5 million inventory clearance reserve.

         SELLING, GENERAL, AND ADMINISTRATIVE ("SG&A") EXPENSES. SG&A expenses for the first three quarters of 2002 were $69.5 million compared with $85.2 million for the first three quarters of 2001. As a percentage of net sales, SG&A expenses were 29% for the first three quarters of 2002 compared with 29.8% for the first three quarters of 2001. On a comparative base, SG&A expenses would have been 30.3% of net sales for the first three quarters of 2001. This decline was due primarily to lower store expenses resulting from the lower store base and lower corporate expenses.

         RESTRUCTURING AND OTHER RELATED CHARGES. The charge for the first three quarters of 2002 was $23.2 million compared with $12.1 million for the first three quarters of 2001. The charge for the first three quarters of 2002 included the following: $15.5 million for costs of lease rejections; $2 million for additional pre-petition claim payments; $2.6 million for professional fees; $1.8 million for severance and employee retention plans approved by the bankruptcy court while under Chapter 11 bankruptcy; $1.1 million for costs of mortgage debt to be refinanced and $0.2 million for miscellaneous items. The $15.5 million liability for the costs of rejected store leases represented an estimate of the maximum claim allowed under bankruptcy law. In accordance with the plan of reorganization, these claims were treated as general unsecured claims and resulted in a cancellation of debt and recognized as a reorganization item. The $1.1 million liability for costs of mortgage debt represented an estimate to properly state the pre-petition long-term debt in accordance with the plan of reorganization. The charge for the first three quarters of 2001 includes $4 million for the revaluation of the estimated net selling price of the properties classified as assets to be disposed of and losses on properties that sold below their estimated net selling price originally established at January 28, 2001. Charges related to the store closings included $0.3 million for termination and severance payments for the store closure programs and $3.2 million for the write-off of the remaining assets, related goodwill, and capital lease debt related to the store closure programs, offset by $0.9 million of leasehold interest sales. Also included are professional fees of $3.8 million and $1.7 million under a key employee retention program.

         EARLY EXTINGUISHMENT OF DEBT. The early extinguishment of debt for the first three quarters of 2001 primarily represented the write-off of debt issue costs in connection with the retirement of an outstanding credit facility utilizing proceeds from the debtor-in-possession credit facility at the petition date.

         INTEREST EXPENSE. Interest expense for the first three quarters of 2002 was $6 million compared with $8.7 million for the first three quarters of 2001. Lower interest for the first three quarters of 2002 in part related to the discontinuance of an interest accrual for the senior subordinated notes following the pre-petition date and lower levels of outstanding borrowing in the first three quarters of 2002.

         REORGANIZATION ITEMS. A gain of $183.8 million was recognized for the first three quarters of 2002. The gain was due to the cancellation of pre-petition liabilities upon emergence ($184.9 million), the fresh start accounting adjustments ($0.3 million), offset by a loss from the extinguishment of debt ($1.4 million).

         INCOME TAXES. No income tax benefit was recognized for the net loss before reorganization items for the first three quarters of 2002. Instead, the increase in net deferred tax assets as a result of the loss was offset by an equal increase in the valuation allowance. In addition, no income tax expense or benefit was recognized on the reorganization items. The items of income and expense included in the reorganization income are non-taxable and non-deductible, respectively.

2001 COMPARED TO 2000

         NET SALES. Sales were $371 million for 2001 compared to $437 million for 2000, a decrease of 15%. Comparable store sales increased 0.3%. Sales for the 170 comparable store base (described below) increased 0.9%. Excluding the first eight weeks of the first quarter, which were negatively impacted by the Chapter 11 reorganization, net sales for the 170 comparable store base, increased 3%.

         The comparable store base results from the 2001 store closing program, as discussed in note 3 of the audited financial statements included herein, which closed 22 stores as of the end of June 2001, 12 stores as of the end of October 2001 and an additional 12 stores in March 2002. In addition to the 46 stores closed, the Company closed one store as a result of lease expiration, bringing the operating store base to 170 stores.

         COST OF SALES INCLUDING BUYING AND OCCUPANCY. Cost of sales including buying and occupancy expenses were $297.9 million in 2001 compared to $317.1 million in 2000. This reduction of $19.2 million amounted to a 6% decrease. Cost of sales, as a percentage of net sales, increased by 7 percentage points to 80% in 2001 compared to 73% in 2000. Included in the costs were $4.1 million in 2001 and $3.2 million in 2000 for the loss on inventory liquidated under the store closure programs as discussed in note 3 to the audited financial statements included herein. In addition, 2001 includes a charge of $8.1 million to write-down inventory designated as clearance product primarily in the floral, home decor and Christmas trim-a-tree product lines to net realizable value. Merchandise margins, excluding charges for inventory liquidation losses and the inventory clearance reserve, declined by 5 percentage points due to increased promotional activity resulting from the competitive lawn and garden market as well as a very competitive Christmas season and the impact of inventory clearance activity. This decline includes 1 percentage point of margin loss related to the 22 stores liquidated by the Company. Buying and occupancy costs decreased by approximately 14% or $10.3 million due principally to reduced occupancy costs from the 2001 program. This cost decrease and the 15% sales decline contributed to a 2% increase in buying and occupancy costs as a percentage of sales.

         SELLING, GENERAL & ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for 2001 was $109.4 million compared to $136.7 million in 2000. The decline of $27.3 million results from lower store expense due to the reduced store base and reduced advertising and corporate expenses. As a percentage of net sales, selling, general and administrative expenses decreased by 1 percentage points to 30% in 2001 compared to 31% in 2000.

         OPERATING LOSS. Operating loss (defined as net sales less cost of sales including buying and occupancy costs, and selling, general and administrative expenses) for 2001 was $35.8 million compared to $16.9 million in 2000. The increased operating loss was primarily the result of the liquidation of the stores under the 2001 store closing program and expenses incurred to complete the liquidation of the 2000 store closing program in 2001 compared to the operating loss generated by these stores during 2000, as well as the loss on inventory liquidated under the 2001 store closing program. The operating loss, as a percentage of net sales, was 10% for 2001, an increase of 6 percentage points from 4% for 2000. Excluding the impact of the 2001 and 2000 store closing programs and the inventory reserves in 2001 and 2000, the operating loss for 2001 was $14.1 million compared with $11.8 million for 2000. The increase of $2.3 million was due to the lower merchandise margins as explained above.

         REORGANIZATION, RESTRUCTURING AND OTHER RELATED CHARGES. The net charge was $40.9 million in 2001 compared with $127 million in 2000. The charge for 2001 resulting from the Chapter 11 reorganization, asset impairment analysis and store closures is as follows:

         Write-down of goodwill                            $14.4
         Write-down of fixed assets                         15.2
         Store closure program (see above)                   2.6
         Bankruptcy related costs                            8.7
                                                           -----
                  Total                                    $40.9
                                                           =====

         Bankruptcy related costs for 2001 include $4.6 million for professional fees, $3.2 million for severance and employee retention plans approved by the bankruptcy court under the Chapter 11 reorganization and $0.9 million for miscellaneous items.

         EARLY EXTINGUISHMENT OF DEBT. For 2001 consists primarily of the write-off of debt issue costs to retire the Company's outstanding obligations under a credit facility that existed at January 28, 2001. The total debt retired and associated fees paid under the debtor in possession credit facility was $62.1 million.

         INTEREST AND DEBT EXPENSE. Interest and debt expense was $10.6 million in 2001 compared with $23.9 million in 2000. Lower interest in 2001 relates to the discontinuance of an interest accrual for the senior subordinated notes since the prepetition date. In accordance with AICPA Statement of Position 90-7, no interest is accrued if it is probable the interest will not be an allowed claim. Contractual interest for 2001 was $21.5 million.

         INCOME TAXES. For 2000 income taxes represent a benefit resulting from the realization of certain net operating losses for which a full valuation allowance had been previously established. The Company reduced its valuation allowance by $0.9 million based upon regulatory approval for certain tax matters and immediately realized the related deferred tax asset when the tax refund was received. As of January 27, 2002, the Company's remaining net deferred tax asset position is fully offset with a valuation allowance, due to the Company's historical operating results. Due to the previously unrecognized tax benefits, no income tax provision has been provided for in 2001 and 2000.

2000 COMPARED TO 1999

         NET SALES. Sales were $437 million for 2000 compared to $487.3 million for 1999, a decrease of 10%. Comparable store sales declined 11%. Comparative store net sales were negatively impacted by lower lawn and garden sales resulting from unfavorable weather patterns in virtually all markets where the Company operates with the midwest and northeast especially adversely affected. In addition, Christmas trim-a-tree sales declined as a result of general softness in retail during that period, and craft sales decreased due to a lower number of customers resulting from the lawn and garden and Christmas factors explained above.

         COST OF SALES INCLUDING BUYING AND OCCUPANCY. Cost of sales including buying and occupancy expenses were $317.1 million in 2000 compared to $337.2 million in 1999. This reduction of $20.1 million amounted to a 6% decrease. Cost of sales, as a percentage of net sales, increased by 4 percentage points to 73% in 2000 compared to 69% in 1999. Included in the 2000 costs was a $3.2 million loss on the inventory liquidated under the 2000 Program as discussed in note 3 to the audited financial statements included herein. Buying and occupancy costs increased by approximately 4% or $2.6 million due principally to increased occupancy costs of $3.5 million for new stores opened during 1999 and 2000. These cost increases and the 10% sales decline contributed to a 2% increase in buying and occupancy costs as a percentage of sales. Overall merchandise margins approximated the prior year.

         SELLING, GENERAL & ADMINISTRATIVE EXPENSE. Selling, general and administrative expense for 2000 was $136.7 million compared to $137.7 million in 1999. The decline of $1 million includes the effect of a $2.5 million increase in payroll and other store expenses for new stores opened in 1999 and 2000. As a percentage of net sales, selling, general and administrative expenses increased by 3 percentage points to 31% in 2000 compared to 28% in 1999.

         OPERATING INCOME (LOSS). Operating loss (defined as net sales less cost of sales including buying and occupancy costs, and selling, general and administrative expenses) for 2000 was $16.9 million compared to operating income of $12.5 million in 1999. The increased operating loss was primarily the result of decreased sales levels and the loss on the inventory liquidated under the 2000 store closing program, as explained above. The operating loss, as a percentage of net sales, was (4)% for 2000, an increase of 7 percentage points from 3% for 1999.

         REORGANIZATION, RESTRUCTURING AND OTHER RELATED CHARGES. As a result of the Company's operating losses for 2000 and the Chapter 11 bankruptcy filings on February 19, 2001, the Company performed an impairment analysis as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The estimated fair value of the impaired assets was determined by comparing expected future cash flows for each store to the combined net property, plant and equipment and allocated goodwill. This analysis and the impact of the Chapter 11 bankruptcy filings, in connection with which the Company rejected store leases relating to a store closing provision from 1993 and 22 current store leases, resulted in the Company recording a charge of $127 million for 2000. The charge consisted of $73.6 million for the write-down of goodwill, $46.2 million for the write-down of fixed assets, $14 million for the 2000 store closing program and $0.8 million for bankruptcy costs offset by $7.6 million for the elimination of previously recorded store closing liabilities from 1993 as a result of rejected store leases.

         OTHER INCOME. Other income for 2000 was $1 million compared to $3.5 million in 1999 which included a gain of $2.1 million from the reversion of a noncontributory, defined benefit pension plan which covered former employees of several discontinued operations of the Company's predecessors.

         INTEREST AND DEBT EXPENSE. Interest and debt expense was $23.9 million in 2000, compared with $22.8 million in 1999. The increase is the result of a higher level of outstanding borrowings and interest rates under the credit facility during 2000.

         INCOME TAXES. For 2000, income taxes represented a benefit resulting from the realization of certain net operating losses for which a full valuation allowance had been previously established. The Company reduced its valuation allowance by $0.9 million based upon regulatory approval for certain tax matters and immediately realized the related deferred tax asset when the tax refund was received. As of January 28, 2001, the Company's remaining net deferred tax asset position was fully offset with a valuation allowance, due to the Company's historical operating results. Due to the previously unrecognized tax benefits, no income tax provision was made in 2000 and 1999.

LIQUIDITY AND CAPITAL RESOURCES

REVOLVING CREDIT FACILITY WITH CONGRESS FINANCIAL CORPORATION

         The Company entered into a revolving credit facility with Congress Financial Corporation on May 20, 2002. The facility is a $50 million, secured revolving loan facility, which includes $25 million of availability for letters of credit. The availability of borrowings under this facility generally is based on a percentage of eligible accounts receivable, eligible inventory, and certain other assets, subject to certain reserves.

         The credit facility allows the Company the option of prime rate loans or Eurodollar loans. Depending upon the Company's excess availability, loans under the facility bear interest at either the prime rate plus 0.25% or 0.50% or a Eurodollar rate plus 2.75%, 3% or 3.25%. The facility has an initial term of three years and renews for successive one-year terms thereafter unless the lender or the Company elects to terminate the facility as of the end of the initial term or any renewal term. The facility includes an unused line fee of 0.25% per year, a servicing fee of $10,000 per calendar quarter, and an early termination fee in an amount equal to 2% of the amount of the maximum credit if the facility is terminated in whole during the first year, 1% if terminated during the second year, and 0.5% if terminated during the third year.

         The credit facility contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt, pay dividends or make other restricted payments, grant liens, make loans, advances, and investments, engage in transactions with affiliates, dispose of assets, prepay and refinance debt, and make certain changes in its business. As of November 3, 2002, there was $16.3 million outstanding under the facility in addition to outstanding letters of credit which aggregated $11.4 million. Availability as of November 3, 2002 was $13.5 million. For certain days during the third quarter of 2002, the Company was not in compliance with financial covenants in the facility that required minimum levels of inventory and financial ratios.

The lender under the facility waived that non-compliance on December 17, 2002. As a result of obtaining more favorable vendor terms than originally anticipated and improved inventory management, the assumptions on which the financial projections were based in determining the financial covenants for the facility have changed. The Company is presently in negotiations with the lender to revise certain financial ratios under the facility, but there is no assurance that the Company will be able to obtain any such revisions. On November 3, 2002, the Company was in compliance with the financial covenants of the facility.

TERM LOAN AND REVOLVING CREDIT FACILITY ARRANGED BY KIMCO CAPITAL CORP.

         On the effective date of the plan of reorganization, Frank's also entered into a credit facility arranged by Kimco Capital Corp., providing for a $20 million term loan and $10 million of revolving loans. Frank's and Kimco Capital Corp. amended the facility on January 23, 2003, providing for an increase in the amount of revolving loans available under the credit facility to $20 million. The credit facility is secured by certain of the Company's owned and leased real property and a second lien on the Company's inventory. These loans bear interest at 10.25% per year for an initial term of three years, with the option for the Company to renew the loans for up to an additional two years, provided that the Company is not then in default. A portion of the credit facility has been participated by Kimco Capital Corp. to Third Avenue Trust and/or its designees. On November 3, 2002, $20 million was outstanding under the term loan.

         In connection with the facility, the Company issued warrants to the participating lenders and their affiliates to purchase up to an aggregate of 5,869,565 shares of common stock at an exercise price of $1.15 per share, subject to certain anti-dilution adjustments. In connection with the amendment of the credit facility on January 23, 2003, the Company issued warrants to the lenders and their affiliates to purchase up to 5,000,000 shares of common stock at an exercise price of $2.00 per share, subject to certain anti-dilution adjustments.

         The credit facility contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt, pay dividends or make other restricted payments, grant liens, make loans, advances and investments, engage in transactions with affiliates, dispose of assets, enter into sale-leaseback arrangements, effect mergers, consolidations, and dissolutions or issue preferred stock. In addition, Frank's is required to prepay borrowings under this facility with the net cash proceeds from the sale of certain assets.

ADEQUACY OF CAPITAL RESOURCES

         The Company's principal sources of liquidity are cash flows from operations and borrowings under the two credit facilities. Based on current and anticipated levels of operations, the Company's management believes that cash flows from operations, together with amounts available under the Company's credit facilities, will be adequate to meet the Company's anticipated cash requirements, including debt service requirements and planned capital expenditures.

         The Company's most significant cash requirements are for merchandise inventory, and these requirements fluctuate throughout the year due to the seasonality of the business. Cash requirements increase substantially in August and September in anticipation of the Christmas season and in March and April for the lawn and garden business. Additionally, the Company's business depends, in part, on normal weather patterns across its markets. Any unusual weather patterns can have a material and adverse impact on the Company's revenues, particularly on the lawn and garden sector.

         In the event that cash flows from operations, together with available borrowings under the Company's credit facilities are not sufficient to meet the Company's cash requirements, the Company would be required to obtain alternative financing and/or reduce planned capital expenditures. The Company can provide no assurance that alternative financing would be available on acceptable terms, especially in light of the fact that, except for miscellaneous real property and equipment, substantially all of the Company's existing assets are pledged as collateral for the existing credit facilities or that reductions in planned capital expenditures would be sufficient to cover any cash shortfalls.

         The Company anticipates spending approximately $4 million for capital expenditures for 2002, primarily for upgrades to the information technology systems and for store remodeling. No store openings are planned for the remainder of 2002.

CRITICAL ACCOUNTING POLICIES

         The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies and restructuring costs are discussed in notes 1 and 2 of the notes to the audited financial statements included herein. Our critical accounting policies are subject to judgments and uncertainties which affect the application of these policies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. On an on-going basis, the Company evaluates its estimates, including those related to the valuation of inventory, deferred tax assets, impairment of long-lived assets and restructuring costs. In the event estimates or assumption prove to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information. The material accounting policies that the Company believes are most critical to the understanding of the Company's financial position and results of operation are discussed below.

         INVENTORY VALUATION. Inventories are valued at the lower of cost or market; cost being determined under the first in, first out method. Calculations of the carrying value of inventory are made on an item-by-item basis. The Company annually reviews its inventory levels in order to identify obsolete, slow-moving merchandise and uses merchandise markdowns to clear such merchandise throughout the year. Where the markdown may result in an item being sold for less than its cost the Company provides a reserve for the difference between the cost and the expected selling price of all inventory items expected to be sold below cost. Additionally, the Company reduces the ending inventory value for estimated losses related to shrink. This estimate is determined based upon analysis of historical shrink losses as well as the results of interim cycle counts of seasonal inventory and its annual physical inventory.

         DEFERRED INCOME TAXES AND VALUATION ALLOWANCE. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between the book and tax bases of the Company's assets and liabilities, assuming they will be realized and settled at the amounts reported in the Company's financial statements. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. This assessment includes consideration for the scheduled reversal of temporary taxable differences, projected future taxable income and tax planning strategies.

         RESTRUCTURING COSTS. As a result of the bankruptcy proceedings, certain estimates for pre petition claim payments, amounts for personal injury claims and attorney fees have been recorded. Resolution of these claims can affect the accuracy of the current estimates that could result in additional charges or reversals of previously recorded estimates in future periods.

         IMPAIRMENT OF LONG-LIVED ASSETS. It is the Company's policy to review the long-lived assets annually or whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. As a result of the bankruptcy proceedings and fresh-start accounting, the Company's long-lived assets have been revalued in accordance with SOP 90-7. Assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores are subject to judgment and changes in the assumptions and estimates may affect the carrying value of long-lived assets, and could result in additional impairment charges in future periods.

ITEM 2A.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company perceives its only market interest rate risk to be its borrowings under the credit facility with Congress Financial. These borrowings are at variable interest rates, and therefore, the related interest expense is sensitive to changes in the general level of U.S. interest rates and the Eurodollar rate. The Company had borrowings outstanding under the facility of $16.3 million at November 3, 2002, with a current interest rate of 5 1/4%. Interest under the credit facility with Kimco Capital of $20 million is fixed at 10 1/4% per annum.


ITEM 3.           PROPERTIES

         The Company's corporate headquarters are located in a 48,500 square foot building leased by the Company in Troy, Michigan. The lease expires in March 2007, and the Company has two five-year options to extend the term of the lease.

         The Company currently leases a 292,300 square foot distribution facility in Harrisburg, Pennsylvania and a 346,515 square foot distribution facility in Howe, Indiana. The lease on the Harrisburg facility expires in March 2003 with four one-year renewal options, and the lease on the Howe facility expires in June 2010 with one five-year renewal option.

         The Company operates 170 stores, 108 of which are leased and 62 of which are owned. The stores are located in 14 states, as follows:

                           State                              Number of Stores
                           -----                              ----------------
                           Michigan...................................33
                           Illinois...................................27
                           Pennsylvania...............................16
                           Ohio.......................................15
                           New York...................................15
                           Minnesota..................................13
                           New Jersey.................................13
                           Indiana....................................11
                           Maryland...................................10
                           Connecticut.................................7
                           Virginia....................................3
                           Missouri....................................3
                           Florida.....................................2
                           Kentucky....................................2
                                                                       -
                           Total.....................................170
                                                                     ===

         Of the 62 properties owned by the Company, 22 are mortgaged pursuant to mortgage notes having an aggregate balance of $24.1 million at November 3, 2002. See note 2 to the unaudited financial statements included herein. The Company's interest in the remaining owned properties and all of the leased properties is pledged as collateral for the Company's credit facility with Kimco Capital Corp., as described above under "Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Term Loan and Revolving Credit Facility with Kimco Capital Corp."

ITEM 4.           SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth certain information as to the beneficial ownership of Common Stock as of January 23, 2003 by (1) any person or entity which is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (2) each director and each executive officer named in the Summary Compensation Table below and (3) all directors and executive officers as a group. Except as indicated in the footnotes to this table, the Company believes that the persons or entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                                                   PERCENTAGE OF
                                                                        NUMBER OF SHARES              SHARES OF
NAME OF BENEFICIAL OWNER                                                 OF COMMON STOCK            COMMON STOCK
------------------------                                                 ---------------            ------------
GREATER THAN 5% STOCKHOLDERS:
     Kimco Realty Services, Inc. (1)                                         13,713,921                   60.3
     3333 New Hyde Park Road
     New Hyde Park, New York 11042

     Third Avenue Management LLC (2)                                          3,368,652                   22.7
     767 Third Avenue, 5th Floor
     New York, New York 10017

     RCG Carpathia Master Fund, Ltd.                                          1,733,891                   13.0
     666 Third Avenue, 26th Floor
     New York, New York 10028

     Cypress Merchant Banking Partners L.P. and                                 908,000                    6.4
       Cypress Garden Ltd. (3)
     c/o The Cypress Group LLC
     65 East 55th Street, 19th Floor
     New York, New York 10022

     J. P. Morgan                                                               821,461                    6.2
     14201 Dallas Parkway
     Dallas, Texas 75254

DIRECTORS AND NAMED EXECUTIVE OFFICERS:
     Steven S. Fishman (4)                                                      913,058                    6.4
     Adam F. Szopinski                                                                0                      0
     Larry T. Lakin (5)                                                               0                      0
     Joseph R. Baczko (6)                                                         5,044                      *
     William C. Boyd (7)                                                              0                      0
     Aaron J. Fleishaker (8)                                                          0                      0
     Gerald Hellerman                                                                 0                      0
     Joseph Nusim (9)                                                            25,000                      *
     David M. Samber (10)                                                             0                      0
     All executive officers and directors as a group                             25,000                      *
       (9 persons) (11)

------------------
*        Less than 1%

(1) Includes warrants to acquire 9,402,174 shares of the Company's common stock.
(2) Includes 1,794,506 shares of the Company's common stock held by Third Avenue Value Fund, 106,755 shares of the Company's common stock held by Third Avenue Real Estate Value Fund and warrants to acquire 1,467,391 shares of the Company's common stock issued to Third Avenue Trust.
(3) Includes warrants to acquire 908,000 shares of the Company's common stock.
(4) Includes options to acquire 913,058 shares of the Company's common stock. Mr. Fishman resigned from the Company effective November 27, 2002.
(5)      Mr. Lakin resigned from the Company effective June 2002.
(6) Includes warrants to acquire 5,044 shares of the Company's common stock. Mr. Baczko resigned from the Company effective June 30, 2001.
(7)      Mr. Boyd resigned from the Company effective June 2000.
(8) Does not include any shares beneficially owned by Kimco Realty Services, Inc. or its affiliates. Mr. Fleishaker is an Executive Vice President of Kimco Realty Corporation, the parent company of Kimco Realty Services, Inc.
(9) Includes options to acquire 25,000 shares of the Company's common stock.
(10) Does not include any shares beneficially owned by Kimco Realty Services, Inc. or its affiliates. Mr. Samber is the Chief Executive Officer of Kimco Select Investments, an affiliate of Kimco Realty Services, Inc.
(11) Does not include any shares held by former executive officers of the Company.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the names, ages and positions of the persons serving as the directors and executive officers of the Company. Each director holds office until the next annual meeting of the Company's stockholders and until his successor is elected and qualified, or until the earlier of the director's death, resignation or removal.


NAME                                              AGE                               POSITION
----                                              ---                               --------
Adam F. Szopinski                                  57       President and Chief Operating Officer
Kim Horner                                         40       Senior Vice President, Merchandising and Marketing
John A. Heidt                                      43       Vice President, Store Operations
Alan J. Minker                                     43       Senior Vice President, Chief Financial Officer and
                                                            Treasurer
Keith A. Oreson                                    46       Vice President, Human Resources
Aaron J. Fleishaker                                42       Director
Gerald Hellerman                                   65       Director
Joseph Nusim                                       69       Director
David M. Samber                                    53       Director

         ADAM F. SZOPINSKI is the President and Chief Operating Officer of the Company and has served in such position since April 1999. Mr. Szopinski was Executive Vice President, Chief Operating Officer and a director of the Company from December 1997 to April 1999. Prior to joining the Company, Mr. Szopinski was Vice President of Operations of Toys "R" Us International from 1989 until 1997.

         KIM HORNER is the Senior Vice President, Merchandising and Marketing of the Company and has served in such position since March 2002. Prior to joining the Company, Ms. Horner was Senior Vice President, General Merchandise Manager of Zany Brainy from February 1999 to March 2002 and Vice President, Divisional Merchandise Manager and Assistant to the Chief Executive Officer of Pamida Inc. from 1994 to 1996.

         JOHN A. HEIDT is the Vice President, Store Operations of the Company and has served in such position since January 1999. Prior to joining the Company, Mr. Heidt was Regional Vice President of Lechters Housewares, Inc. from 1995 to 1999, after serving as Regional Manager and District Manager from 1992 to 1995.

         ALAN J. MINKER is the Senior Vice President, Chief Financial Officer and Treasurer of the Company and has served in such position since August 2002. Prior to joining the Company, Mr. Minker was Chief Financial Officer and Vice President of Finance and Human Resources of The Body Shop, Inc. - North America from 1997 to 2002.

         KEITH A. ORESON is the Vice President, Human Resources of the Company and has served in such position since May 1998. Prior to joining the Company, Mr. Oreson was Senior Vice President of Aramark Corporation from 1993 to 1997.

         AARON J. FLEISHAKER has been a director of the Company since May 2002. Mr. Fleishaker is Executive Vice President of Kimco Realty Corporation, an affiliate of Kimco Realty Services, Inc. and Kimco Capital Corp., and has served in such position since February 2002. From July 1991 to February 2002, Mr. Fleishaker was Senior Vice President and General Counsel for Modell's Sporting Goods.

         GERALD HELLERMAN has been a director of the Company since May 2002. Mr. Hellerman is the owner of Hellerman Associates, a financial and corporate consulting firm he established in 1993. Mr. Hellerman is also a director of The Mexico Equity and Income Fund, Inc. and Innovative Clinical Solutions, Ltd.

         JOSEPH NUSIM has been a director of the Company since May 2002. Mr. Nusim is the Chairman of the Nusim Group, a retail consulting firm, and has served in such position since 1995. Mr. Nusim is Co-Chairman of the Board of Directors of Loehmann's Holdings, Inc., Co-Chairman of the Board of Directors of Woodworkers Warehouse, Inc. and a director of Odd Job Stores, Inc.

         DAVID M. SAMBER has been a director of the Company since May 2002. Mr. Samber is the Chief Executive Officer of Kimco Select Investments, an affiliate of Kimco Realty Services, Inc. and Kimco Capital Corp., and has served in such position since 1997.

COMMITTEES OF THE BOARD OF DIRECTORS

         AUDIT COMMITTEE:          Gerald Hellerman, Chairman
                                   Aaron J. Fleishaker
                                   David M. Samber

         COMPENSATION COMMITTEE:   David M. Samber, Chairman
                                   Aaron J. Fleishaker
                                   Joseph Nusim

ITEM 6.  EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

         The Company pays its "outside" directors (i.e., directors who are not employees of the Company or any firm that holds more than 1% of the total value of the Company's securities and who themselves own less than 1% of the total value of the Company's securities) an annual retainer of $12,000, plus $1,000 for each board meeting attended and $1,500 for each committee meeting attended. Each outside director also received an initial grant of options to acquire 25,000 shares of the Company's common stock and will receive an additional grant of options to acquire 5,000 shares in each subsequent year of service as a director.

         The Company reimburses each of its directors for normal and customary expenses incurred as a result of travel to and from board meetings.

COMPENSATION OF EXECUTIVE OFFICERS

         The following table summarizes, for the fiscal years indicated, the compensation paid by the Company to two former Chief Executive Officers of the Company, the three other highest compensated executive officers in 2001 and one former executive officer in 1999 who, if he had been employed with the Company on January 27, 2002, would have been included among the Company's highest paid executive officers for 2001.

                           SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION          FISCAL YEAR       SALARY          BONUS           OTHER ANNUAL            ALL OTHER
---------------------------          -----------       ------          -----          COMPENSATION (1)       COMPENSATION (2)
                                                                                      -------------          ------------
Steven S. Fishman
Former Chairman and                      2001         $207,693     $200,000 (4)           $  18,775               $  5,844
Chief Executive Officer (3)

Adam F. Szopinski                        2001          350,766 (5)        0                  56,535                 29,414
President and                            2000          300,000            0                  49,328                 11,254 (6)
Chief Operating Officer                  1999          294,222            0                  44,113                  9,232 (6)


Larry T. Lakin                           2001          350,766 (5)        0                  45,877                 27,713
Former Vice Chairman and                 2000          300,000            0                  46,933                 12,165
Chief Financial Officer (7)              1999          294,222            0                  46,973                  7,702


Joseph R. Baczko                         2001          276,450      666,370 (9)              37,139                 20,440
Former Chairman and Chief                2000          575,000            0                  52,714                 11,710
Executive Officer (8)                    1999          566,360            0                 357,385 (10)             6,632

William C. Boyd
Former Executive Vice                    1999          163,000            0                       0                     67
President(11)

-----------
(1) Represents living expenses paid by the Company including the tax effect.
(2) Amounts reflect premiums and claims paid by the Company for health and life insurance coverage.
(3)      Mr. Fishman resigned from the Company effective November 27, 2002.
(4)      Reflects a sign-on bonus.
(5)      Includes $50,000 as Co-Chief Executive Officer of the Company during
         2001.
(6) Includes the Company match under the Company's 401(k) plan on behalf of Mr. Szopinski of $3,461 for 2000 and $5,000 for 1999.
(7)      Mr. Lakin resigned from the Company effective June 2002.
(8)      Mr. Baczko resigned from the Company effective June 30, 2001.
(9) Amount shown reflects a prorated Key Employee Retention Program bonus of $91,370 and $575,000 pursuant to the Company's Severance Plan.
(10) Of this amount, $294,770 represents relocation costs paid to Mr. Baczko including the tax effect.
(11)     Mr. Boyd resigned from the Company effective June 2000.

2002 STOCK OPTION PLAN

         Pursuant to the plan of reorganization, the Company adopted its 2002 Stock Option Plan. The plan, which is administered by the Compensation Committee of the Company's Board of Directors, allows for the issuance of stock options to the Company's key employees and non-employee directors representing the right to acquire up to an aggregate of 3,652,174 shares of the Company's common stock.

         The committee has the discretion to determine which key employees and non-employee directors receive options under the plan, the number of options granted to such participants and the grant date, vesting schedule and the expiration date of the options granted. The exercise price of the options granted under the plan also will be determined by the committee but will be not less than the fair market value of the underlying stock on the date of grant, if the option is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. In addition, any incentive options granted to an owner of more than 10% of the Company's voting capital stock will have an exercise price of not less than 110% of the fair market value of the underlying stock on the date of the grant.

         Options to acquire an aggregate of 2,476,117 shares of the Company's common stock have been granted to date under the Company's 2002 Stock Option Plan. See "Stock Option Grants" under Item 7 below.

EMPLOYMENT AGREEMENTS

         On November 20, 2002, the Company entered into a Resignation and Release with Steven S. Fishman, the Company's former Chairman and Chief Executive Officer, providing for Mr. Fishman's resignation from his employment with the Company and his membership on the Board of Directors of the Company. Pursuant to the agreement, Mr. Fishman received a payment of $300,000 and will continue to receive his base salary of $50,000 per month through December 2003, and Mr. Fishman waived any rights under his employment agreement with the Company dated September 25, 2001. The agreement also provides that any unexercised stock options held by Mr. Fishman, to the extent vested on April 30, 2003, are exercisable only through July 29, 2003, and the remaining portion of his options which would otherwise have vested on May 20, 2003 will not vest. In addition, the Company will reimburse Mr. Fishman for relocation costs and attorneys fees incurred by him in connection with his resignation, in each case up to a maximum of $5,000.

         The Company has entered into employment agreements with each of Adam F. Szopinski, Alan J. Minker, Kim Horner and Keith A. Oreson. Each agreement has a two-year term ending November 30, 2004. Under the agreements, the officers receive a base salary and other benefits as generally provided to other executive employees of the Company and are eligible to receive an annual bonus and annual stock option grant to be determined by the Company. Upon termination by the Company without cause, each officer is entitled under such agreements to continue to receive his or her base salary during a severance period of the longer of the remaining portion of the employment period (i.e., through November 30, 2004) or one year. In the agreements, each officer has agreed not to compete with the Company during the period of his or her employment with the Company and any severance period.

             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION POLICIES

         The Compensation Committee (the "Committee"), which is comprised of three non-employee directors, is responsible for establishing the Company's executive compensation policies, reviewing the compensation of officers and key employees, recommending and approving changes in compensation and reviewing and recommending changes in the Company's employee benefit programs.

         In connection with its responsibility to guide the Company's policies, plans and programs, the Committee approves the annual compensation of the Company's executive officers and other key employees, which consists primarily of base salaries, bonuses and stock options.

ELEMENTS OF EXECUTIVE OFFICER COMPENSATION

BASE SALARIES

         The Company maintains salary ranges for its executive officers based on the practices of other companies with revenues and operating characteristics similar to those of the Company, geographic criteria and responsibility level. Using the ranges as a guideline, the Company establishes salaries at levels necessary to attract and retain talented executive officers and other key employees.

         The Committee's approval of salary increases for executive officers depends on the Company's performance in the prior fiscal year, achievement of non-financial objectives and overall personal performance.

BONUSES

         The executive officers of the Company are eligible to receive bonus payments based on the achievement of profit levels that are determinable at the discretion of the Committee and personal performance. The Committee has the authority to waive performance or profitability criteria under the program when awarding salary increases or when granting bonuses.

STOCK OPTIONS

         On an annual basis, the Committee reviews the performance of the senior staff members and makes recommendations to the Company's Board of Directors regarding the granting of stock options to the Company's executive officers.

                           Committee Members:        David M. Samber, Chairman
                                                     Aaron J. Fleishaker
                                                     Joseph Nusim


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONSULTING AGREEMENT

         The Company entered into a consulting agreement, dated December 1, 2002, with Joseph Nusim, a director of the Company, pursuant to which Mr. Nusim provides consulting services to the Company with regard to the Company's business strategies. The agreement provides for the consulting fee of $20,000 per month to be paid to Mr. Nusim for an initial period of one year or until the Company hires a new Chief Executive Officer, whichever is sooner, and then for a payment of a consulting fee of $8,000 per month for an additional one year period. Pursuant to the agreement, Mr. Nusim also received an option to acquire 25,000 shares of the Company's common stock at an exercise price of $1.65 per share. The option is exercisable from the date of grant through December 5, 2012.

KIMCO/THIRD AVENUE CREDIT FACILITY

         On May 20, 2002, pursuant to the plan of reorganization, the Company entered into a $30 million, three year credit facility arranged by Kimco Capital Corp. which provides the Company with a revolving loan of $10 million and a term loan of $20 million. The Company and Kimco Capital Corp. amended the facility on January 23, 2003, providing for an increase in the amount of revolving loans available under the facility to $20 million. Borrowings under the credit facility are secured by certain of the Company's owned and leased real properties and a second lien on the Company's inventory and bear interest at a rate of 10.25%. Kimco Capital Corp. is an affiliate of (i) Kimco Realty Services, Inc. which, as of January 23, 2003, is the beneficial owner of 60.3% of the Company's common stock, (ii) Kimco Select Investments, of which David M. Samber, one of the Company's directors, is the Chief Executive Officer, and
(iii) Kimco Realty Corporation, of which Aaron J. Fleishaker, one of the Company's directors, is an Executive Vice President. A portion of the credit facility has been participated by Kimco Capital Corp. to Third Avenue Trust and/or its designees, which, collectively with its affiliates, is the beneficial owner of 22.7% of the Company's common stock as of January 23, 2003.

         In connection with the credit facility and pursuant to the plan of reorganization, the Company issued warrants to the participating lenders and their affiliates to acquire an aggregate of 5,869,565 shares of the Company's common stock at an exercise price of $1.15 per share. In connection with the amendment of the credit facility on January 23, 2003, the Company issued warrants to the lenders and their affiliates to acquire an additional 5,000,000 shares of common stock at an exercise price of $2.00 per share. The warrants may be exercised in whole or in part at any time until the later of May 20, 2005 or the repayment or termination of the credit facility. The exercise price of the warrants is subject to certain adjustments in the event that the Company issues any shares of its common stock or securities convertible into such shares at below fair market value. The lenders may, at their option, apply any amounts due by the Company under the credit facility to satisfy the exercise price for the warrants or may require the Company to apply any amounts received from the exercise of the warrants to repay any amounts due under the credit facility.

INVESTOR RIGHTS AGREEMENT

         On May 20, 2002, the Company entered into an Investor Rights Agreement with Kimco Realty Services, Inc., Third Avenue Trust and the other holders of warrants to acquire common stock in the Company providing such warrant holders with certain rights with regard to the registration of shares of the Company's common stock held by them and with the rights to purchase their pro rata portion (based on their ownership of the Company's common stock, determined on a fully diluted basis) of shares of Common Stock or securities convertible into the Company's common stock issued by the Company, subject to certain limited exceptions. The Investor Rights Agreement terminates upon the sale of the Company's assets or the acquisition of a majority of the voting securities of the Company by a person or persons acting as a group.

KIMCO PURCHASE OF CREDITOR CLAIMS

         In connection with the plan of reorganization, Kimco Capital Corp. offered to purchase claims of the general unsecured creditors of the Company, at a price of $0.10 per $1.00 of allowed claim, up to a total purchase price of $5 million, which had the effect of providing such creditors with an option to receive a lump sum cash payment in consideration of their claims against the Company. As a result, parties with claims against the Company elected to receive an aggregate of approximately $2.3 million in lump such cash payments; however, a number of these claims remain in the process of being resolved. As of December 31, 2002, Kimco Realty Services, Inc. has been issued an aggregate of 1,813,862 shares of the Company's common stock in return for funding of approximately $2.2 million in lump sum cash payments to the Company's creditors.

LEASE ARRANGEMENTS

         Kimco Realty Corporation and its affiliates are the lessors of five of the Company's retail stores and a common area relating to another of the Company's retail stores. At December 31, 2002, leases between the Company and Kimco Realty Corporation and its affiliates provided for aggregate monthly rental payments by the Company of approximately $60,000.

STOCK OPTION GRANTS

         On September 12, 2002, under the Company's 2002 Stock Option Plan, the following executive officers and outside directors of the Company were granted options to purchase shares of the Company's common stock, as follows:

         NAME                                    NUMBER OF SHARES
         ----                                    ----------------
         Adam F. Szopinski                           150,000
         John Heidt                                  125,000
         Keith A. Oreson                             125,000
         Kim Horner                                  100,000
         Alan J. Minker                              100,000
         Gerald Hellerman                             25,000
         Joseph Nusim                                 25,000

These options have an exercise price of $1.15 per share and vest in three equal annual installments beginning on May 20, 2003. These options expire on September 12, 2012.

         In addition, on September 12, 2002, the Company granted Steven S. Fishman, the Company's then-current Chairman and Chief Executive Officer, options to purchase 1,826,117 shares of the Company's common stock under the Company's 2002 Stock Option Plan. The options have an exercise price of $1.15 per share. These options were to have vested over two years, with 50% vested at September 12, 2002 and the remaining 50% on May 20, 2003. Pursuant to the terms of an agreement entered into on November 20, 2002 between the Company and Mr. Fishman, the options that vested on September 12, 2002 are exercisable only through July 29, 2003 and the remaining 50% will not vest.

ITEM 8.           LEGAL PROCEEDINGS

         See Items 1 and 2 above for information regarding the proceedings under Chapter 11 of the U.S. Bankruptcy Code relating to the Company.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         While the Company's stock is currently being quoted on the Over-the-Counter Bulletin Board under the symbol "FNCN", trading is sporadic and there is no established public trading market for the Company's common stock. The following table sets forth the high and low bid prices of the common stock for the periods indicated, as reported on the Over-the-Counter Bulletin Board beginning on September 9, 2002, the first day when shares of the Company's common stock were quoted, through December 31, 2002. These quotations represent prices between dealers and do not include retail mark-ups, mark-downs or other fees or commissions and may not represent actual transactions.

                                                                             BID PRICES
                                                                             ----------
FISCAL QUARTER                                                         HIGH              LOW
--------------                                                         ----              ---
Third Fiscal Quarter - 2002
 (September 9 through November 3, 2002)                                $2.95            $0.50
Fourth Fiscal Quarter - 2002
(November 4, 2002 through December 31, 2002)                           $1.45            $1.15


HOLDERS

         As of January 23, 2003, 13,346,642 shares of the Company's common stock were outstanding and held by 285 holders of record.

DIVIDENDS

         The Company has not declared or paid any cash dividends on its common stock and does not expect to pay cash dividends in the foreseeable future. The Company anticipates that, for the foreseeable future, the Company's earnings will be reinvested in the business and used to service indebtedness. The declaration and payment of dividends by the Company are subject to the discretion of the Company's Board of Directors. Absent waiver by the required lenders, so long as any advance or obligation of the Company under its credit facility with Congress Financial Corporation remains unpaid, the Company cannot declare or pay any dividends.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

         On May 20, 2002, under the plan of reorganization, the Company issued warrants to acquire an aggregate of 913,044 shares of the Company's common stock to the Company's former stockholders. The warrants may be exercised in whole or in part at any time until May 20, 2006 at a price of $1.38 per share, subject to certain adjustments in the event that the Company issues any shares of its common stock or securities convertible into such shares at below fair market value.

         Also on May 20, 2002, under the plan, the Company issued warrants to acquire an aggregate of 5,869,565 shares of the Company's common stock to certain of the Company's lenders and their affiliates. These warrants may be exercised in whole or in part at any time until the later of May 20, 2005 or the repayment or termination of the related credit facility. The warrants can be exercised at a price of $1.15 per share, subject to certain adjustments in the event that the Company issues any shares of its common stock or securities convertible into such shares at below fair market value.

         On September 12, 2002, under the plan, the Company issued an aggregate of 10,962,759 shares of its common stock to former creditors (including 894,615 shares of its common stock to Kimco Realty Services, Inc. with regard to claims purchased by it from the Company's former creditors). On September 30, 2002, under the plan, the Company issued an aggregate of 919,247 shares of its common stock to Kimco Realty Services, Inc. with regard to claims purchased by it from the Company's former creditors. On December 19, 2002, under the plan, the Company issued an aggregate of 1,485,557 shares of its common stock to former creditors.

         The Company believes the offer and sale of the common stock and warrants under the plan of reorganization satisfies the requirements under
Section 1145(a)(1) of the U.S. Bankruptcy Code and, therefore, are exempt from registration under the Securities Act of 1933 and state securities laws.

         On September 12, 2002, the Company granted options to purchase an aggregate of 2,476,117 shares of the Company's common stock to executive officers and outside directors of the Company pursuant to the Company's 2002 Stock Option Plan. The options have an exercise price of $1.15 per share and were granted in two groupings. Of the first group of options for an aggregate of 1,826,117 shares, 50% vested on September 12, 2002 and the remaining 50% on May 20, 2003. Due to recent management changes, the options that vested on September 12, 2002 are exercisable through July 29, 2003, and the remaining 50% will not vest. The second group of options for an aggregate of 650,000 shares vests in three equal annual installments, beginning on May 20, 2003, and expires on September 12, 2012.

         On December 5, 2002, the Company granted an option to purchase 25,000 shares of its common stock at a price of $1.65 per share to a director pursuant to a consulting arrangement. This option is exercisable from the date of grant through December 5, 2012.

         On January 23, 2003, the Company issued warrants to acquire an aggregate of 5,000,000 shares of the Company's common stock to certain of the Company's lenders and their affiliates.

These warrants may be exercised in whole or in part at any time until the later of May 20, 2005 or the repayment or termination of the related credit facility. The warrants can be exercised at a price of $2.00 per share, subject to certain adjustments in the event that the Company issues any shares of its common stock or securities convertible into such shares at below fair market value.


ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share. As of January 23, 2003, 13,346,642 shares of common stock were outstanding and 6,653,358 shares remained subject to issuance upon resolutions of claims of unsecured creditors under the plan of reorganization.

         The holders of the Company's common stock are entitled to one vote per share upon each matter submitted to a vote at a meeting of stockholders. A majority of the outstanding shares of common stock of the Company, represented in person or by proxy, constitutes a quorum at a meeting of the stockholders. When a quorum is present, action on a matter is approved by the affirmative vote of a majority of the outstanding shares of common stock of the Company, represented in person or by proxy.

         Holders of the Company's common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the Company's board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of the holders of preferred stock, if any, then outstanding. There are no redemption or sinking funds provisions applicable to the common stock. Holders of shares of the Company's common stock do not have any preemptive rights or conversion rights other than the preemptive rights granted to certain holders of the Company's common stock and warrants as discussed in Item 7 above. All outstanding shares of the Company's common stock are fully paid and nonassessable.

         The Company is authorized to issue 10,000,000 shares of preferred stock, which shares may be issued from time to time in one or more classes which shall have voting powers, preferences, rights, qualifications, limitations or restrictions as designated by resolution of the Company's board of directors. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND PROVISIONS OF DELAWARE LAW

         A number of provisions in the Company's certificate of incorporation and by-laws and Delaware law may make it more difficult to acquire control of the Company by various means. These provisions could deprive the Company's stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

             - enhance the likelihood of continuity and stability in the composition of the Company's board and in the policies formulated by the Company's board;

             - discourage certain types of transactions which may involve an actual or threatened change in control of the Company;

             - discourage certain tactics that may be used in proxy fights;

             - encourage persons seeking to acquire control of the Company to consult first with the Company's board of directors to negotiate the terms of any proposed business combination or offer; and

             - reduce the Company's vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of its outstanding shares or that is otherwise unfair to its stockholders.

         SPECIAL MEETINGS OF STOCKHOLDERS. The Company's bylaws provides that special meetings of its stockholders may be called only by the chairman of the board or the president or by two members of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors, the chairman of the board or the president. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

         ISSUANCE OF PREFERRED STOCK. The ability of the Company's board of directors to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of the Company.

         AUTHORIZED BUT UNISSUED SHARES OF COMMON STOCK. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

         SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. The Company must comply with the provisions of Section 203 of the Delaware General Corporation Law. In general, Section

203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

         A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation's voting stock. Under Section 203, a business combination between the Company and an interested stockholder is prohibited unless it satisfies one of the following three conditions:

             - the Company's board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

             - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company's voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, in some instances; and

             - the business combination is approved by a majority of the Company's board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.


ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law, the Company may indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Company's certificate of incorporation requires it to indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon its receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Company's certificate of incorporation further provide that rights conferred under such certificate do not exclude any other right such persons may have or acquire under applicable law, the certificate or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         The Company's certificate of incorporation, as amended, provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Under the Company's director's and officer's liability insurance policy, the Company's directors and officers are insured against the cost of defense, settlement or payment of a judgment under circumstances stated in the policy.


ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         See "Index to Financial Statements and Schedules" included on page F-1.

SELECTED QUARTERLY FINANCIAL DATA

         The following table sets forth certain unaudited financial data for each fiscal quarter of 2002, 2001 and 2000. No earnings (loss) per share is shown for the Predecessor quarters as there was no common stock issued and outstanding. All dollar amounts are stated in thousands, except per share data.

                                                                 FIRST            SECOND          THIRD
2002:                                                            QUARTER          QUARTER        QUARTER
                                                              (PREDECESSOR)     (SUCCESSOR)    (SUCCESSOR)
                                                              -------------     -----------    -----------
Net sales                                                         $110,992        $89,070        $39,612
Cost of sales, including buying and occupancy                       80,756         64,646         34,575
Restructuring and other related charges                                                            1,397
Income (loss) from operations                                      (25,558)         2,771        (15,939)
Reorganization income                                              183,839
Net income (loss)                                                  158,281          2,771        (15,939)

Earnings (loss) per share - basic and diluted                                        0.14          (0.80)

Weighted average shares outstanding - basic and diluted (1)                        20,000         20,000

(1) Basic earnings per share is computed by dividing earnings on common shares by the weighted average number of common shares outstanding during each quarter. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

                                                                   FIRST           SECOND         THIRD         FOURTH
2001:                                                             QUARTER         QUARTER        QUARTER        QUARTER
                                                               (PREDECESSOR)   (PREDECESSOR)  (PREDECESSOR)  (PREDECESSOR)
                                                               -------------   -------------  -------------  -------------
Net sales                                                         $153,138        $86,701        $45,704        $85,874
Cost of sales, including buying and occupancy                      111,590         71,050         50,503         64,707
Restructuring and other related charges                              1,702          5,279          5,112         28,794
Loss from operations                                               (7,157)        (18,391)       (33,117)       (33,331)
Net loss                                                           (7,157)        (18,391)       (33,117)       (33,331)



                                                                    FIRST           SECOND         THIRD         FOURTH
                                                                   QUARTER         QUARTER        QUARTER        QUARTER
2000:                                                           (PREDECESSOR)   (PREDECESSOR)  (PREDECESSOR)  (PREDECESSOR)
                                                                -------------   -------------  -------------  -------------
Net sales                                                         $166,956       $102,964        $58,506       $108,521
Cost of sales, including buying and occupancy                      111,341         75,001         50,266         80,482
Restructuring and other related charges                                                                         127,047
Income (loss) from operations                                        2,385         (6,318)       (24,207)      (141,099)
Net income (loss)                                                    3,334         (6,318)       (24,207)      (141,099)


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         After a competitive bid process and review of qualifications, on June 18, 2002, the board of directors of the Company approved the engagement of Grant Thornton LLP as the Company's independent auditors for the fiscal year ending January 26, 2003, to replace Ernst and Young LLP, whose engagement as the Company's auditors ended immediately.

         Ernst and Young's audit reports on the Company's financial statements as of and for the two most recent fiscal years ended January 28, 2001 and January 27, 2002, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

         During the Company's two most recent fiscal years ended January 28, 2001 and January 27, 2002, and through the date hereof, there were no disagreements between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its reports.

         None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the Company's two most recent fiscal years ended January 28, 2001 and January 27, 2002 or, through the date hereof.

         The Company provided Ernst & Young with a copy of the foregoing disclosures. A letter from Ernst & Young, dated June 25, 2002, stating its agreement with such statements is attached hereto as Exhibit 16.1.

         During the Company's two most recent fiscal years ended January 28, 2001 and January 27, 2002, and through the date hereof, the Company did not consult with Grant Thornton regarding any of the matters or events described in
Item 304(a)(2)(i) and (ii) of Regulation S-K.


ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements - See "Index to Financial Statements" included on page F-1.

(b)      Exhibits - See "Exhibit Index" at page X-1.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   FRANK'S NURSERY & CRAFTS, INC.


Date:  January 24, 2003            By: /s/ Alan Minker
                                      -------------------------------------
                                         Alan Minker
                                         Senior Vice President,
                                         Chief Financial Officer and Treasurer

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                Page Number
                                                                                                                -----------

Audited Financial Statements:
-----------------------------

Report of Independent Auditors..........................................................................................F-2

Balance Sheets as of January 27, 2002 and January 28, 2001..............................................................F-4

Statements of Operations for the Fiscal Years Ended January 27, 2002,
         January 28, 2001 and January 30, 2000..........................................................................F-5

Statements of Changes in Shareholder's Equity (Deficiency in Assets)
         for the Fiscal Years Ended January 27, 2002, January 28, 2001,
         and January 30, 2000...........................................................................................F-6

Statements of Cash Flows for the Fiscal Years Ended January 27, 2002,
         January 28, 2001 and January 30, 2000..........................................................................F-7

Notes to Financial Statements...........................................................................................F-8

Unaudited Financial Statements:
-------------------------------

Balance Sheets as of November 3, 2002 and November 4, 2001.............................................................F-24

Statements of Operations for the Twenty-Four Weeks Ended November 3, 2002,
         the Sixteen Weeks Ended May 19, 2002 and the Forty Weeks Ended
         November 4, 2001..............................................................................................F-25

Statements of Shareholders' Equity (Deficit) for the Twenty-Four Weeks Ended
         November 3, 2002 and the Sixteen Weeks Ended May 19, 2002.....................................................F-26

Statements of Cash Flows for the Twenty-Four Weeks Ended November 3, 2002,
         the Sixteen Weeks Ended May 19, 2002 and Forty Weeks Ended
         November 4, 2001..............................................................................................F-27

Notes to Financial Statements..........................................................................................F-28

                         Report of Independent Auditors



The Board of Directors and Shareholder
Frank's Nursery & Crafts, Inc.


We have audited the accompanying balance sheets of Frank's Nursery & Crafts, Inc. (the "Company") as of January 27, 2002 and January 28, 2001, and the related statements of operations, changes in shareholder's equity (deficiency in assets), and cash flows for each of the three years in the period ended January 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frank's Nursery & Crafts, Inc. at January 27, 2002 and January 28, 2001, and the results of its operations and its cash flows for each of the three years in the period ended January 27, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Frank's Nursery & Crafts, Inc. will continue as a going concern. As more fully described in Notes 1 and 8, the Company has incurred recurring operating losses, has a working capital deficiency and is in default of certain covenants under the terms of the agreement for its senior subordinated notes and its debtor-in-possession financing agreement. The Company also filed for reorganization under Chapter 11 of the United States Bankruptcy Code on February 19, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


/s/ Ernst & Young LLP
Detroit, Michigan
March 29, 2002, except for note 13,
as to which the date is January 24, 2003

                         FRANK'S NURSERY & CRAFTS, INC.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                    JANUARY 27,   JANUARY 28,
                                                        2002         2001
                                                    -----------   -----------
                                                    (DEBTOR-IN-
                                                    POSSESSION)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                         $    1,870   $   10,607
  Marketable securities                                  1,061        1,812
  Accounts receivable                                    2,405        1,712
  Notes receivable                                       1,631
  Merchandise inventory                                 37,629       73,125
  Assets to be disposed of                               9,051       33,500
  Prepaid expenses and other current assets              7,058        4,551
                                                    ----------   ----------
       Total current assets                             60,705      125,307

PROPERTY, EQUIPMENT AND LEASEHOLD
   IMPROVEMENTS, NET                                    96,055      129,863
GOODWILL, LESS ACCUMULATED AMORTIZATION OF
  $7,451 FOR 2000                                                    16,600
OTHER ASSETS AND DEFERRED CHARGES                        8,553       14,251
                                                    ----------   ----------
                                                    $  165,313   $  286,021
                                                    ==========   ==========
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY
  IN ASSETS)
CURRENT LIABILITIES:
  Accounts payable                                  $    8,437   $   32,606
  Accounts payable prepetition                          32,487
  Accrued expenses                                      25,350       39,417
  Accrued expenses prepetition                          26,677
  Notes payable to banks                                24,297       47,352
  Prepetition long-term debt                           139,315
  Current portion of long-term debt                                 161,575
                                                    ----------   ----------
       Total current liabilities                       256,563      280,950
                                                    ----------   ----------

OBLIGATIONS UNDER CAPITAL LEASES                         3,220        5,383

OTHER LIABILITIES                                        3,525        5,627

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY (DEFICIENCY IN ASSETS):
  Common stock, $1.00 par value, 1,000
    shares authorized, 1,000 shares issued
      and outstanding                                        1            1
  Capital in excess of par value                       165,999      165,999
  Net parent investment                                 16,117       16,177
  Retained deficit                                    (280,112)    (188,116)
                                                    ----------   ----------
       Total shareholder's equity (deficiency in
         assets)                                       (97,995)      (5,939)
                                                    ----------   ----------
                                                    $  165,313   $  286,021
                                                    ==========   ==========

See accompanying notes.

                         FRANK'S NURSERY & CRAFTS, INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                            Fiscal Year Ended
                                ------------------------------------------
                                 JANUARY 27,    January 28,    January 30,
                                    2002           2001           2000
                                ------------    -----------    -----------
                                (DEBTOR-IN-
                                POSSESSION)


 NET SALES                        $  371,417     $ 436,947      $ 487,332

 OPERATING COSTS AND EXPENSES:
   COST OF SALES, INCLUDING
       BUYING AND OCCUPANCY          297,850       317,090        337,212
   SELLING, GENERAL AND
       ADMINISTRATIVE                109,404       136,730        137,657
   REORGANIZATION, RESTRUCTURING
     AND OTHER RELATED CHARGES        40,887       127,047
   EARLY EXTINGUISHMENT OF DEBT        4,230
   AMORTIZATION OF GOODWILL            1,631         2,438          2,438
   OTHER INCOME                       (1,221)       (1,017)        (3,506)
                                  ----------    ----------     ----------
     TOTAL OPERATING COSTS AND
       EXPENSES                      452,781       582,288        473,801
                                  ----------    ----------     ----------
 INCOME (LOSS) FROM OPERATIONS       (81,364)     (145,341)        13,531
 INTEREST AND DEBT EXPENSE            10,632        23,898         22,827
                                  ----------    ----------     ----------
 LOSS BEFORE INCOME TAX BENEFIT
   AND EXTRAORDINARY LOSS            (91,996)     (169,239)        (9,296)
 INCOME TAX BENEFIT                                   (949)
                                  ----------    ----------     ----------
 NET LOSS                         $  (91,996)   $ (168,290)    $   (9,296)
                                  ==========    ==========     ==========

See accompanying notes.

                         FRANK'S NURSERY & CRAFTS, INC.
                             (DEBTOR-IN-POSSESSION)
      STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIENCY IN ASSETS)
   FISCAL YEARS ENDED JANUARY 27, 2002, JANUARY 28, 2001, AND JANUARY 30, 2000
                                 (IN THOUSANDS)



                                                   Capital in                                  Total
                                          Common    Excess of     Net Parent     Retained  Shareholder's
                                           Stock    Par Value     Investment     Deficit      Equity
                                        --------   ----------     ----------    ---------  -------------

Balance at January 31, 1999              $     1     $165,999       $ (4,407)   $ (10,530)     $151,063
Net loss                                                                           (9,296)       (9,296)
Increase in net parent investment                                      6,059                      6,059
                                         -------     --------       --------    ---------      --------
Balance at January 30, 2000                    1      165,999          1,652      (19,826)      147,826
Net loss                                                                         (168,290)     (168,290)
Capital contribution                                                  15,000                     15,000
Decrease in net parent investment                                       (475)                      (475)
                                         -------     --------       --------    ---------      --------
Balance at January 28, 2001                    1      165,999         16,177     (188,116)       (5,939)
Net loss                                                                          (91,996)      (91,996)
Decrease in net parent investment                                        (60)                       (60)
                                         -------     --------       --------    ---------      --------
Balance at January 27, 2002              $     1     $165,999       $ 16,117    $(280,112)     $(97,995)
                                         =======     ========       ========    =========      ========





See accompanying notes.

                         FRANK'S NURSERY & CRAFTS, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        Fiscal Year Ended
                                                ------------------------------------
                                                JANUARY 27, January 28,  January 30,
                                                   2002        2001         2000
                                                ----------- -----------  -----------
                                                (DEBTOR-IN
                                                POSSESSION)
OPERATING ACTIVITIES:
  Net loss                                      $  (91,996) $ (168,290)   $   (9,296)
  Adjustments to reconcile net loss
    to net cash provided by (used in)
    operating activities:
      Depreciation                                  16,515      18,361        17,590
      Amortization                                   3,600       3,874         3,714
      Debt issue costs                               3,458
      Provision for store closings and other costs                             1,360
      Inventory clearance reserve                    8,076
      Noncash portion of reorganization,
        restructuring and other related charges     34,309     125,891
      Gain from pension plan reversion                                        (2,094)
      Other, net                                    (2,082)        773          (954)
                                                ----------   ---------     ---------
                                                   (28,120)    (19,391)       10,320
  Changes in operating assets and liabilities:
    Marketable securities                             (102)       (117)       (2,877)
    Notes receivable                                                             483
    Accounts receivable                             (1,093)        262           227
    Merchandise inventory                           27,420      27,698        (2,892)
    Prepaid expenses and other current assets       (2,686)      2,709          (976)
    Accounts payable                                 8,318      17,608       (18,784)
    Accrued expenses                                14,868      (2,349)         (634)
                                                ----------   ---------      --------
  Net cash provided by (used in)
    operating activities                            18,605      26,420       (15,133)
                                                ----------   ---------      --------
INVESTING ACTIVITIES:
  Additions to property, equipment and
     leasehold improvements                         (2,794)    (17,572)      (29,695)
  Net proceeds from asset sales                     20,019       1,032           910
                                                ----------   ---------     ---------
  Net cash provided by (used in) investing
    activities                                      17,225     (16,540)      (28,785)
                                                ----------   ---------     ---------
FINANCING ACTIVITIES:
  Increase (decrease) in net parent investment         (60)     14,525        (2,326)
  Payment of long-term debt and capital lease
    obligations                                    (21,452)     (8,005)       (3,279)
  Proceeds from pension plan reversion                                        11,222
  Increase (decrease) in notes payable to
    banks, net                                     (23,055)    (14,648)       42,000
                                                ----------   ---------     ---------
  Net cash provided by (used in)
    financing activities                           (44,567)     (8,128)       47,617
                                                ----------   ---------     ---------
Increase (decrease) in cash and cash equivalents    (8,737)      1,752         3,699
Cash and cash equivalents at beginning of
  period                                            10,607       8,855         5,156
                                                ----------   ---------     ---------
Cash and cash equivalents at end of period      $    1,870   $  10,607     $   8,855
                                                ==========   =========     =========

See accompanying notes.

                         FRANK'S NURSERY & CRAFTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT WHERE INDICATED)


NOTE 1: REORGANIZATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

On February 19, 2001 (the "Petition Date"), the Company and Holdings (the "Debtors") each filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code ("Chapter 11 Reorganization") in the United States Bankruptcy Court for the District of Maryland, Baltimore Division (the "Court").

The Company's decision to seek Chapter 11 Reorganization was, in part, the consequence of several developments during fiscal year 2000 relating to sales, asset disposition and funding.

During the first half of 2000, weather patterns negatively impacted lawn and garden product sales across the Company's principal markets. During the third quarter of 2000, the Company decided to close 44 under-performing stores, liquidate their inventories, and sell 33 of the 44 closed stores that were owned by the Company. Later in 2000, it became apparent that the Company's Trim-a-Tree holiday season sales were below expectations, which was consistent with the general softness in sales at retailers during this period. During January of 2001, notwithstanding excess borrowing availability under its existing bank credit facilities, the Company was unable to draw down sufficient funding to meet its working capital needs because its banks asserted that various conditions to borrowing had not been met. In the relatively short period between the time that its credit facilities were curtailed and the necessity of securing alternative financing, it became apparent that the most appropriate method to secure financing, ensure product availability for the spring season, and achieve restructuring objectives was through the Chapter 11 filings.

During the Chapter 11 Reorganization the Company has continued to manage and operate its assets and business as a debtor-in-possession. Additionally, an unsecured creditors' committee was appointed and has the right to review and object to any proposed non-ordinary course of business transactions and otherwise participate in the Chapter 11 Reorganization.

As of the Petition Date, actions to collect prepetition indebtedness of the Debtors were stayed and other contractual obligations of the Debtors could not be enforced against the Debtors. In addition the Debtors may reject prepetition executory contracts and lease obligations, and parties affected by these rejections may file claims with the Court in accordance with the

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 1 (CONTINUED)

Bankruptcy Code. Substantially all liabilities as of the Petition Date are subject to settlement under a plan of reorganization, which is to be voted upon by impaired classes of creditors and equity security holders and is subject to approval by the Court.

On February 11, 2002, the Company filed a "Disclosure Statement" pursuant to
Section 1125 of the Bankruptcy Code, and a Joint Plan of Reorganization with the Court. A First Amended Joint Plan of Reorganization (the "Plan") was filed on March 13, 2002. The Court has approved the Disclosure Statement as containing adequate information thus allowing the Company to solicit votes from creditors and equity holders for approval of the Plan. The Court has scheduled a hearing on May 1, 2002 for consideration of confirmation of the Plan. Upon confirmation of the Plan, all claims against and interest in the Debtors will be discharged.

The type and amount of distributions that each creditor would receive under the Plan will depend upon the class in which the claim is placed. The largest class consists of general unsecured claims. They will receive on a pro rata basis, 100% of the new common stock to be outstanding on the effective date of the Plan. The Plan, as filed, provides for the distribution of warrants to purchase up to 3% of the new common stock to the Company's prepetition common stock holders. The Plan calls for the cancellation of the currently outstanding Common Stock on the effective date of the Plan.

Management's plans in regard to the recurring operating losses, working capital deficiency, and defaults of certain covenants under the terms of the agreement for its senior subordinated notes and its debtor-in-possession financing agreement are more fully described in the Plan.

The accompanying financial statements have been presented in accordance with the AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" and have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Pending the outcome of the May 1, 2002 hearing on confirmation of the Plan, circumstances related to this event, and future financing, such realization of assets and liquidation of liabilities is subject to uncertainty. Further, the Plan would materially change the amounts reported in the financial statements, which do not give effect to

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 1 (CONTINUED)

any adjustments to the carrying value of assets or amounts of liabilities that will be necessary under fresh start accounting upon the effective date of the Plan. The ability of the Company to continue as a going concern will depend upon, among other things, confirmation of the Plan, future profitable operations, the Company's ability to comply with requirements of a new financing agreement upon emergence from the Chapter 11 Reorganization and the ability to generate sufficient cash from operations and financing sources to meet the Company's obligations. Additionally, the accompanying financial statements do not include any adjustments that would be required if the Company were in liquidation.

Substantially all of the Company's prepetition liabilities are subject to compromise under the Chapter 11 Reorganization. The Company's senior subordinated notes and mortgage debt are in default with the terms of the applicable debenture and loan agreements, respectively. For financial reporting purposes subsequent to the Petition date, those liabilities and obligations have been segregated and reclassified as prepetition debt on the Balance Sheet. The Company discontinued accruing interest on the senior subordinated notes. The ultimate adequacy of security for any secured debt obligations and settlement of all liabilities and obligations cannot be determined until the Plan is confirmed.


NOTE 2: DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES DESCRIPTION OF OPERATIONS

Frank's Nursery & Crafts, Inc. ("Frank's" or the "Company") is a wholly-owned subsidiary of FNC Holdings Inc. ("Holdings"). Holdings is principally owned by The Cypress Group LLC ("Cypress").

The Company operates the largest chain of specialty retail stores in the United States devoted to the sale of lawn and garden products, Christmas trim-a-tree merchandise, artificial flowers and arrangements, garden and floral crafts, and home decorative products. As of January 27, 2002 the Company operated 170 retail stores located in 14 states primarily in the East, Middle Atlantic and Midwest regions of the United States.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 2 (CONTINUED)

FISCAL YEAR
The fiscal year is comprised of 52 or 53 weeks, ending on the last Sunday in January. The 2001 fiscal year reflects a 52-week period ended January 27, 2002 ("2001"). The 2000 fiscal year reflects a 52-week period ended January 28, 2001 ("2000") and the 1999 fiscal year reflects a 52-week period ended January 30, 2000 ("1999").

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
The Company recognizes revenue when the customer takes possession of the merchandise.

FAIR VALUE OF BALANCE SHEET FINANCIAL INSTRUMENTS
The carrying amounts reported in the balance sheets for cash and cash equivalents, marketable securities, notes receivable, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. Due to the Chapter 11 Reorganization and its potential impact on final settlement of all prepetition liabilities, it is not practicable to measure the fair value of the Company's debt at January 27, 2002.

CASH EQUIVALENTS
Cash equivalents consist of highly liquid investments, such as U.S. government securities and bank certificates of deposit having original maturities of three months or less, and are carried at cost plus accrued interest.

MARKETABLE SECURITIES
Marketable securities represent an investment in a guaranteed fund restricted for the funding of the Company's 401(k) match program (Note 11). The securities are classified as held-to-maturity in accordance with Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and are reported at amortized cost. The fair value of these securities approximate their costs at January 27, 2002.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 2 (CONTINUED)

MERCHANDISE INVENTORIES
Merchandise inventories are stated at the lower of cost or market, with cost being determined under the first-in, first-out method.

PRE-OPENING COSTS
Pre-opening costs are expensed as incurred.

ADVERTISING COSTS
Advertising costs are expensed when the advertising first takes place. Advertising expenditures were $15,969 for 2001, $22,707 for 2000 and $22,300 for 1999.

STORE CLOSING COSTS
Provisions for store closing costs are charged to operations in the period when the decision is made to close a retail unit.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Property, equipment and leasehold improvements, including significant improvements thereto, are recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Expenditures for repairs and maintenance are charged to expense as incurred. Estimated useful lives, including capital leases, are: buildings, 10-40 years or, if shorter, the terms of the lease; equipment, 3-20 years. Leasehold improvements are depreciated over the lease terms of the respective leases or the estimated useful lives. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is recognized in the statement of operations.

GOODWILL
Goodwill represented the costs in excess of the fair value of identifiable assets for acquired businesses and was amortized on a straight-line basis over the estimated future periods benefitted, not to exceed forty years. Due to recent events and circumstances, including the Chapter 11 Reorganization and recurring operating losses, the Company reevaluated the useful lives and recoverability of its remaining goodwill . As a result the Company wrote-off the remaining balance of goodwill of $14,382 during 2001. This impairment loss was reflected in the reorganization, restructuring and other related charges in the statements of operations.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 2 (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS
Impairment of long-lived assets, including goodwill, is reviewed annually or when events and circumstances warrant such a review by the Company in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (FAS 121). If indicators are present, estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying value to determine if an impairment exists. If the expected future cash flows and eventual disposition are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and the estimated fair value. Fair value is estimated using discounted future cash flows.

LEASES
Leases that meet the accounting criteria for capital leases are recorded as property, plant and equipment, and the related capital lease obligations (the aggregate present value of minimum future lease payments, excluding executory costs such as taxes, maintenance and insurance) are included in debt. Depreciation and interest are charged to expense, and rent payments are treated as payments of long-term debt, accrued interest and executory costs. All other leases are accounted for as operating leases and rent payments are charged to expense as incurred.

INCOME TAXES
Income taxes for Frank's are included in the consolidated U.S. federal income tax return of Holdings. In preparing its financial statements, Frank's has determined its tax provision on a separate return basis. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities using enacted tax rates and laws in effect when the differences are expected to reverse.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS 141, "Business Combinations", and FAS 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 2 (CONTINUED)

continue to be amortized over their useful lives. As a result of the Chapter 11 Reorganization and the write-off of goodwill in fiscal 2001, the adoption of FAS 141 and FAS 142 will not have a significant impact on the Company's earnings and financial position.

In October 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets" effective for fiscal years beginning after December 15, 2001. This standard superseded FAS 121 and provides a single accounting model for long-lived assets to be disposed. FAS 144 provides guidance on differentiating between assets held and used and assets to be disposed. Assets to be disposed would be classified as held for sale (and depreciation would cease) when management, having the authority to approve the action, commits to a plan to sell the assets meeting all required criteria. The Company plans to adopt this statement on January 28, 2001, but has not yet determined what effect, if any, FAS 144 will have on its earnings and financial position.

NOTE 3: STORE CLOSURE PROGRAMS

During fiscal 2001, as part of the restructuring process, the Court approved the Company's plan to close 46 stores the ("2001 Program"). The last 12 were closed as of March 2002. As a result, the Company recorded charges of $6.7 million in 2001, of which $4.1 million, included in cost of goods sold, represents a loss for the inventory that was liquidated. The remaining $2.6 million is included in the reorganization/restructuring charge of $40.9 million (Note 4), which represents fixed asset write-downs to fair value.

During the fourth quarter of 2000 the Company implemented a store closure program under which the Company closed 44 underperforming stores (the "2000 Program"). All the stores were closed as of the end of March 2001. The 2000 Program resulted in a $17.2 million charge in fiscal 2000, of which $3.2 million represented a loss for the inventory that was liquidated and was included in cost of goods sold. The remaining $14 million was included in the reorganization/restructuring charge of $127 million (Note 4) and was comprised of $.8 million for termination benefits and severance costs, and $13.2 million related to the write-down of fixed assets to fair value. Fair value was measured by using the estimated net

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 3 (CONTINUED)

selling price based upon actual bids and appraisals. The estimated fair value of the 33 owned stores was $33.5 million at January 28, 2001 and was classified in the caption of "Assets to be disposed of" on the Balance Sheet. During 2001 the Company sold 21 of the 33 properties and added three locations from the 2001 Program. In addition the Company reevaluated the estimated fair value for these stores based upon the current retail market and actual bids which resulted in an additional write-down in 2001 of $6.2 million that is included in the reorganization/restructuring charge (Note 4). The estimated fair value of "Assets to be disposed of" for the 15 remaining stores at January 27, 2002 is $9.1 million.

NOTE 4: REORGANIZATION, RESTRUCTURING AND OTHER RELATED CHARGES
As a result of the Company's operating losses for 2001 and 2000, and the Chapter 11 Reorganization (Note 1), the Company performed an impairment analysis as required under FAS 121 for both 2001 and 2000. The estimated fair value of the impaired assets was determined by comparing expected future cash flows for each store to the combined net property, plant and equipment and allocated goodwill. In 2000 the Company rejected store leases and reversed the store closing provision that originated in fiscal 1993. Additionally, the Company recorded a fixed asset impairment charge related to 22 leased stores that were approved for closure by the Court subsequent to 2000.

Bankruptcy related costs for 2001 include $4.6 million for professional fees, $3.2 million for severance and employee retention plans approved by the Court under the Chapter 11 Reorganization and $.9 million for miscellaneous items.

The impairment analysis and the Chapter 11 Reorganization resulted in the following charges:



                                        2001        2000
                                      -------     -------

Write-down of goodwill                $14,382     $73,591
Write-down of fixed assets             15,197      42,771
Store closure program (Note 3)          2,600      14,031
Write-off of fixed assets
  related to 22 store leases                        3,423
Write-off of 1993 store
  closing related liabilities                      (7,583)
Bankruptcy related costs                8,708         814
                                       ------     -------
Total                                 $40,887    $127,047
                                       ======     =======

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: OTHER INCOME



                                  2001     2000     1999
                                 ------   ------   ------


Interest on cash
  equivalents and
  marketable securities          $  128   $  430   $  644
Gain on the sale of
  property and the termination
  or sale of leases                 856      559      556
Gain on reversion of pension
  plan                                              2,094
Other                               237       28      212
                                 ------   ------   ------
                                 $1,221   $1,017   $3,506
                                 ======   ======   ======


The gain of $2,094 in 1999 resulted from the reversion of a noncontributory, defined benefit pension plan which covered former employees of several discontinued operations of Holdings.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6: INCOME TAXES

The reconciliation of income taxes computed at the federal statutory tax rate to income tax benefit is:


                                         2001        2000         1999
                                      ----------  ----------   ----------


Federal income tax (benefit) based
  on statutory rates                   $ (29,840) $  (57,541)  $   (3,161)
State and local income tax (benefit)      (1,755)     (3,385)        (186)

Increases (decreases) in rates
  resulting from:
    Limitation (utilization)
      of tax loss carryforwards           26,815      27,467        2,492
    Nondeductible expenses including
      goodwill amortization and
      write-off                            6,000      33,347          829
    Other                                 (1,220)        112           26
    Federal income tax refund from
      net operating loss carrybacks          ---         949          ---
                                       ---------  ----------    ---------
                                       $     ---  $      949    $     ---
                                       =========  ==========    =========

Deferred tax assets and liabilities are composed of the following:



                                                2001           2000
                                            ----------     ----------

DEFERRED TAX ASSETS:
  Inventory                                  $   2,792     $      490
  Accrued expenses                               1,853          1,478
  Other                                          4,455          5,487
  Store closing reserve                              6            225
  Property, plant & equipment                   12,530         19,848
  Credit carryforwards                           1,337          1,337
  NOL carryforward                              65,685         41,744
                                             ---------      ---------
Total deferred tax assets                       88,658         70,609
                                             ---------      ---------

DEFERRED TAX LIABILITIES:
  Assets to be disposed of                      (3,259)       (12,060)
  Other                                           (382)          (652)
                                             ---------      ---------
Total deferred tax liabilities                  (3,641)       (12,712)
                                             ---------      ---------

Net deferred tax assets                         85,017         57,897
Valuation allowance                            (85,017)       (57,897)
                                             ---------      ---------
                                             $    ---       $    ---
                                             =========      =========

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 (CONTINUED)

Income taxes for fiscal 2000 represent a benefit resulting from the realization of certain net operating losses for which a full valuation allowance has been previously established. The Company reduced their valuation allowance by $.9 million based upon regulatory approval for certain tax matters and immediately realized the related deferred tax asset when the tax refund was received.

Due to the Company's historical operating results, a valuation allowance for the net deferred tax asset balance is recorded at January 27, 2002 and January 28, 2001.

As discussed in Note 2, Frank's files a consolidated tax return with Holdings. At January 27, 2002 the federal tax NOL carryforwards, for Holdings, on a consolidated basis, approximated $208,000, the federal tax NOL carryforwards attributable to Frank's on a separate return basis approximated $182,000. The net operating loss will expire as follows: in January 2009 - $30,000, January 2010 - $2,000, January 2011 - $4,000, January 2012 - $8,000, January 2013 -
$27,000, January 2020 - $3,000, January 2021 - $42,000 and January 2022 -
$66,000.

Holdings underwent an ownership change on December 24, 1997. Net operating losses incurred prior to the ownership change will be subject to usage limitations imposed by Internal Revenue Code Section 382. Of Holdings total net operating loss carryforward of $208,000, approximately $130,000 is not subject to these limitations. Approximately $7,200 of the NOL subject to limitations may be utilized each tax year.

As a result of the proposed bankruptcy plan of reorganization, Frank's will undergo an additional ownership change and losses incurred prior to the effective date of the reorganization will also be subject to an additional
Section 382 limitation. In addition, Frank's will recognize cancellation of indebtedness income which will be exempt from tax, thus reducing its net operating losses and tax credits as well as other tax attributes.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7: PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS


                                        2001         2000
                                      ---------    ---------

Land                                   $ 18,862     $ 22,596
Buildings:
  Owned                                 101,544      110,963
  Capital leases (Note 10)                7,855       14,415
Equipment                                83,917       76,782
Leasehold improvements                   42,483       48,050
Construction in progress                    721        9,024
                                       --------     --------
                                        255,382      281,830

Less accumulated depreciation,
  including capital lease amounts
  of $6,985 and $11,079                 159,327      151,967
                                       --------     --------
                                       $ 96,055     $129,863
                                       ========     ========





NOTE 8: FINANCING AND LONG-TERM DEBT


                                         2001         2000
                                      ----------   ----------

SENIOR DEBT:
  Mortgage notes originally due
    on varying dates from
    February 1, 2001
    to September 1, 2007               $ 22,045     $ 27,096
  Notes payable to banks                 24,297       14,957
  Capital leases (Note 10)                5,490        9,905
                                       --------     --------
                                         51,832       51,958

SUBORDINATED DEBT:
  10 1/4% Senior Subordinated Notes
    originally due March 1, 2008        115,000      115,000
                                       --------     --------
                                        166,832      166,958
Less debt classified as prepetition
  debt                                  163,612
Less debt classified as current                      161,575
                                       --------     --------
  Obligations under capital leases     $  3,220     $  5,383
                                       ========     ========

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
NOTE 8 (CONTINUED)

On February 19, 2001, the Company entered into a two-year, $100 million debtor-in-possession financing agreement (the "DIP Financing Agreement") with a lender to finance, among other things, the Company's working capital requirements during Chapter 11 Reorganization. Borrowings under the DIP Financing Agreement are limited to the availability under a borrowing base which includes eligible inventory and certain real estate interests. Borrowings are adjusted daily based upon cash availability and availability under the borrowing base. The interest rates are based upon a Base rate or Eurodollar rate plus an applicable margin based on availability as set forth in the DIP Financing Agreement. The minimum interest rate is 7%. At January 27, 2002, availability under the DIP Financing Agreement approximated $19.3 million with borrowings outstanding of $24.3 million.

The initial borrowings under the DIP Financing Agreement were used to retire the Company's outstanding obligations under a credit facility that existed at January 28, 2001. The total debt retired and associated fees totaled $62.1 million, resulting in an extraordinary loss from the early extinguishment of debt of $4.2 million in the 2001 first half, primarily for the write-off of debt issue costs.

The DIP Financing Agreement requires the Company to maintain certain financial ratios. The Company was not in compliance with the EBITDA (earnings before interest, taxes, depreciation, amortization, reorganization/restructuring and extraordinary charges) covenant at January 27, 2002. The lender did not provide a waiver for noncompliance of the default.

In accordance with AICPA Statement of Position 90-7 no interest is being accrued post-petition for the subordinated notes. Contractual interest for fiscal 2001 was $21.5 million.

At January 28, 2001 the senior subordinated notes and mortgage debt were classified as current due to cross defaults when the covenants were violated under the previously held credit facility as well nonpayment of interest under the subordinated notes and nonpayment of monthly principal and interest under the mortgage notes as a result of the bankruptcy filing.

The mortgage notes have interest rates varying from 7.8% to 9.625%, and the notes mature with balloon payments on varying dates from February 1, 2001 to September 1, 2007. The mortgage notes are secured by retail properties owned by the Company.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 (CONTINUED)

As discussed in Note 2, the current market value of the Company's long-term debt would be substantially below the recorded amounts and is not readily estimable. Cash interest paid was $4.8 million in 2001, $21,281 in 2000 and $20,436 in 1999.


NOTE 9: NET PARENT INVESTMENT

Cypress contributed $15 million in 2000 and received 2,801,204 shares of Holdings common stock. The capital, used primarily to fund the company's POS system, resulted in an increase to the company's net parent investment by $15 million.

In addition the Company is responsible for certain liabilities of discontinued operations for businesses that Holdings had sold in prior years. These liabilities are included in the net parent investment account. The remaining liability was $1.1 million at January 27, 2002.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10: LEASES

The Company's capital leases are principally for retail store locations, for periods ranging up to 25 years. The Company's operating leases are principally for retail store locations, some of which include renewal, purchase or escalation clauses.

Under the Chapter 11 Reorganization (Note 1), the Company has the right, subject to Court approval, to assume or reject executory contracts and unexpired leased as disclosed in the Disclosure Statement. Therefore, the commitments shown below may not reflect the actual cash outlay in the future.

Annual minimum lease payments under all capital and operating leases with lease terms longer than one year at January 27, 2002, are as follows:


-----------------------------------------------------------------
                                           Capital    Operating
                                            Leases       Leases
-----------------------------------------------------------------
                   2002                   $  1,846     $ 12,100
                   2003                      1,528       11,392
                   2004                        812       10,598
                   2005                        810        9,640
                   2006                        690        8,232
             Thereafter                      1,426       39,476
                                          --------     --------

     Total minimum lease obligations         7,112     $ 91,438
                                                       ========

     Amount representing future interest    (1,622)
                                          --------

     Present value of net minimum lease
      obligations                         $  5,490
                                          ========

     Future sublease rental income                     $  3,682
                                                       ========


Rent expense was $20,410 in 2001, $23,031 in 2000 and $22,399 in 1999. Rent
expense includes additional rentals based on retail store sales (in excess of the minimums specified in leases) of $133 in 2001, $170 in 2000 and $322 in 1999 and is reduced by sublease rental income of $673 in 2001, $581 in 2000 and $547, in 1999.

                         FRANK'S NURSERY & CRAFTS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 11: 401(k) PLAN

The Company provides a 401(k) Plan permitting employees to invest from 1% to 15% of their salary in outside mutual funds. The plan provides an employer match of 50% of the employee contribution. The Company's contribution is limited to 3% of salary and became effective November 1998. Subsequent to January 27, 2002 the Company suspended the Company match.


NOTE 12: LITIGATION AND OTHER CONTINGENCIES

In the normal course of business the Company is subject to various claims. These claims should be resolved in connection with the Company's Chapter 11 Reorganization. In the opinion of management, any ultimate liability arising from or related to these claims should not have a material adverse effect on future results of operations or the consolidated financial position of the Company.


NOTE 13: RECLASSIFICATION OF EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT (UNAUDITED)

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145, among other things, prohibits the classification of gains and losses from extinguishment of debt as extraordinary unless they meet the criteria defined in Opinion 30. Reclassification within previously issued financial statements is required. The Company adopted the provisions of SFAS No. 145 in the 2002 first quarter and in accordance with such provisions the extraordinary loss from the extinguishment of debt for 2001 has been reclassified to operating costs and expenses.

                         FRANK'S NURSERY & CRAFTS, INC.
                           BALANCE SHEETS (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT FOR PAR VALUE)

                                                                               November 3,         November 4,
                                                                                   2002                2001
                                                                              ---------------     ---------------
                                                                               (Successor)        (Predecessor)
ASSETS                                                                         (Unaudited)         (Unaudited)
Current assets:
   Cash and cash equivalents                                                 $         2,570     $         3,580
   Marketable securities                                                               1,023               1,184
   Notes receivable
   Accounts receivable                                                                 2,199               1,144
   Merchandise inventory                                                              62,096              74,778
   Assets to be disposed of                                                            2,131              11,398
   Prepaid expenses and other current assets                                           5,917               6,497
                                                                              ---------------     ---------------
      Total current assets                                                            75,936              98,581
                                                                              ---------------     ---------------

Property, equipment and leasehold improvements, net                                   53,576             110,216
Goodwill, less accumulated amortization of $1,229 at November 4, 2001                                     14,751

Other assets and deferred charges                                                      4,225              11,219
                                                                              ---------------     ---------------
   Total assets                                                              $       133,737     $       234,767
                                                                              ===============     ===============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable                                                          $        32,347     $        17,678
   Accounts payable pre-petition                                                                          32,560
   Accrued expenses                                                                   20,613              31,157
   Accrued expenses payable pre-petition                                               2,520              19,588
   Notes payable to banks                                                             16,298              51,592
   Current portion of long-term debt                                                   1,806
   Pre-petition long-term debt (including subordinated debt of $115,000)                                 138,587
                                                                              ---------------     ---------------
      Total current liabilities                                                       73,584             291,162
                                                                              ---------------     ---------------

Long-term debt:
   Senior debt, less current portion                                                  26,389               4,113
   Term Loan                                                                          17,360
                                                                              ---------------     ---------------
      Total long-term debt                                                            43,749               4,113
                                                                              ---------------     ---------------

Other liabilities                                                                      3,452               4,097

Shareholders' equity (deficit):
   Predecessor common stock $1.00 par value, 1,000 shares authorized,
      1,000 shares issued and outstanding                                                                      1
   Successor preferred stock $.001 par value, 10,000,000 shares authorized, none issued
   Successor common stock $.001 par value, 50,000,000 shares authorized,
      11,882,006 shares issued and outstanding and
      8,117,994 shares to be issued                                                       20
   Additional paid-in-capital                                                         26,100             165,999
   Net parent investment                                                                                  16,176
   Retained deficit                                                                 (13,168)           (246,781)
                                                                              ---------------     ---------------
      Total shareholders' equity (deficit)                                            12,952            (64,605)
                                                                              ---------------     ---------------
Total liabilities and shareholders' equity (deficit)                         $       133,737     $       234,767
                                                                              ===============     ===============

See accompanying notes to financial statements.

                         FRANK'S NURSERY & CRAFTS, INC.
                      STATEMENTS OF OPERATIONS (UNAUDITED)
 TWENTY-FOUR WEEKS ENDED NOVEMBER 3, 2002, THE SIXTEEN WEEKS ENDED MAY 19, 2002
                   AND THE FORTY WEEKS ENDED NOVEMBER 4, 2001
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               Twenty-four        Sixteen Weeks        Forty Weeks
                                                                               Weeks Ended            Ended              Ended
                                                                               November 3,         May 19, 2002       November 4,
                                                                                   2002                                   2001
                                                                              ---------------     ---------------    ---------------
                                                                               (Successor)        (Predecessor)      (Predecessor)
                                                                                                  (Restated)(1)

NET SALES                                                                 $          128,682  $          110,992  $         285,543

OPERATING COSTS AND EXPENSES:
   Cost of sales, including buying and occupancy                                      99,221              80,756            233,143
   Selling, general and administrative                                                38,015              31,490             85,189
   Restructuring and other related charges                                             1,397              21,839             12,093
   Early extinguishment of debt                                                                                               4,230
   Amortization of goodwill                                                                                                   1,263
   Other income                                                                        (180)               (118)              (411)
                                                                              ---------------     ---------------    ---------------
      Total operating costs and expenses                                             138,453             133,967            335,507
                                                                              ---------------     ---------------    ---------------


LOSS FROM OPERATIONS                                                                 (9,771)            (22,975)           (49,964)
INTEREST EXPENSE (CONTRACTUAL INTEREST OF $6,210 FOR THE SIXTEEN
   WEEKS ENDED MAY 19, 2002 AND $16,862 FOR THE FORTY
   WEEKS ENDED NOVEMBER 4, 2001)                                                       3,397               2,583              8,701
                                                                              ---------------     ---------------    ---------------
LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES                                   (13,168)            (25,558)           (58,665)
                                                                              ---------------     ---------------    ---------------
REORGANIZATION ITEMS:
   Gain on cancellation of pre-petition liabilities                                                      184,954
   Fresh start adjustments                                                                                   324
   Extinguishment of debt                                                                                (1,439)
                                                                              ---------------     ---------------    ---------------
      Total reorganization items                                                                         183,839
                                                                              ---------------     ---------------    ---------------
INCOME TAX EXPENSE
                                                                              ---------------     ---------------    ---------------
NET (LOSS) INCOME                                                         $         (13,168)  $          158,281  $        (58,665)
                                                                              ===============     ===============    ===============
Loss per share - basic and diluted                                                   $(0.66)
                                                                              ===============
Weighted average shares outstanding - basic and diluted                              20,000
                                                                              ===============

(1) The sixteen weeks ended May 19, 2002 have been restated to reflect a reorganization item for extinguishment of debt of $1,439 belonging to the Predecessor.

See accompanying notes to financial statements.

                         FRANK'S NURSERY & CRAFTS, INC.
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                   (UNAUDITED)
  TWENTY-FOUR WEEKS ENDED NOVEMBER 3, 2002 AND SIXTEEN WEEKS ENDED MAY 19, 2002
                             (DOLLARS IN THOUSANDS)

                                                                                                                          Total
                                           Common          Stock       Additional                           Net        Shareholders'
                                           Number           Par          Paid-in         Retained         Parent         Equity
                                         of shares         Value         Capital         Deficit         Investment     (deficit)
                                         -----------      ---------    ------------    -------------     ----------    ------------
Predecessor:
Balance at January 27, 2002                   1,000      $       1   $     165,999    $   (280,112)     $   16,117     $    (97,995)
   Net loss excluding plan of
      reorganization and fresh start
      adjustments                                                                          (25,558)                         (25,558)
   Effect  of  plan  of  reorganization
      and fresh start adjustments:
       Cancellation of old common stock      (1,000)            (1)       (165,999)                                        (166,000)
       New common stock                  20,000,000  (1)        20          22,980                                           23,000
       Cancellation of net parent
         investment                                                                                        (16,117)         (16,117)
       Extinguishment of debt                                                               (1,439)                          (1,439)
       Other fresh start adjustments                                                       307,109                          307,109
                                         -----------      ---------    ------------    -------------     ----------     ------------
Successor:
Balance at May 20, 2002                  20,000,000             20          22,980              -0-             -0-          23,000
Issuance of 5,000,000 warrants
   in connection with
   Term Loan debt                                                            3,120                                            3,120
 Net loss                                                                                  (13,168)                         (13,168)
                                         -----------      ---------    ------------    -------------     ----------     ------------
Balance at November 3, 2002              20,000,000       $      20  $       26,100   $    (13,168)     $       -0-    $     12,952
                                         ===========      =========    ============    =============     ==========     ============

(1) 11,882,006 shares issued and 8,117,994 to be issued.

See accompanying notes to financial statements.

                         FRANK'S NURSERY & CRAFTS, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
 TWENTY-FOUR WEEKS ENDED NOVEMBER 3, 2002, SIXTEEN WEEKS ENDED MAY 19, 2002 AND
                       FORTY WEEKS ENDED NOVEMBER 4, 2001
                             (DOLLARS IN THOUSANDS)




                                                                               Twenty-four        Sixteen Weeks     Forty Weeks
                                                                               Weeks Ended            Ended            Ended
                                                                               November 3,           May 19,         November 4,
                                                                                   2002               2002             2001
                                                                              ---------------     ---------------  ---------------
                                                                               (Successor)        (Predecessor)     (Predecessor)
                                                                                                   Restated (1)
OPERATING ACTIVITIES:
Net (loss) income                                                                 $ (13,168)       $ 158,281        $ (58,665)
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
    Depreciation                                                                      3,207            4,900           12,829
    Amortization                                                                        683              632            2,758
    Non cash portion of restructuring and other related charges                       1,397           17,572            7,336
    Inventory clearance reserve                                                                                         9,545
    Debt issue costs                                                                                   1,079            3,458
    Gain on cancellation of pre-petition liabilities                                                (184,991)
    Fresh start adjustments                                                                             (324)
    Other                                                                               (78)            (939)             (22)
                                                                                  ---------        ---------        ---------
                                                                                     (7,959)          (3,790)         (22,761)
Changes in assets and liabilities, net of effects of fresh start adjustments and gain on cancellation of pre-petition liabilities:
     Marketable securities                                                              (22)              (9)             (88)
     Notes receivable                                                                                  1,631
     Accounts receivable                                                               (279)             885              568
     Inventory                                                                         (471)         (23,996)         (11,198)
     Prepaid expenses                                                                  (264)           1,405           (2,006)
     Other non current assets                                                        (2,046)            (349)          (2,014)
     Accounts payable                                                               (11,398)          35,440           17,632
     Accrued expenses                                                               (10,242)           8,284           13,432
                                                                                  ---------        ---------        ---------
Net cash provided by (used in) operating activities                                 (32,681)          19,501           (6,435)
                                                                                  ---------        ---------        ---------

INVESTING ACTIVITIES:
   Additions to property, equipment and leasehold improvements                       (2,118)            (605)          (1,850)
   Net proceeds from asset sales                                                      4,969            2,566           18,306
                                                                                  ---------        ---------        ---------
Net cash provided by investing activities                                             2,851            1,961           16,456
                                                                                  ---------        ---------        ---------

FINANCING ACTIVITIES:
   Increase (decrease) in notes payable to banks (net)                                2,651          (10,650)           4,240
   Payment of long-term debt and capital leases                                        (750)          (2,183)         (21,287)
   Borrowings under term loan                                                        20,000
   Decrease in net parent investment                                                                                       (1)
                                                                                  ---------        ---------        ---------
Net cash provided by (used in) financing activities                                  21,901          (12,833)         (17,048)
                                                                                  ---------        ---------        ---------

Net change in cash and cash equivalents                                              (7,929)           8,629           (7,027)
Cash and cash equivalents at beginning of period                                     10,499            1,870           10,607
                                                                                  ---------        ---------        ---------
Cash and cash equivalents at end of period                                        $   2,570        $  10,499        $   3,580
                                                                                  =========        =========        =========

(1) The sixteen weeks ended May 19, 2002 have been restated to reflect a reorganization item for extinguishment of debt of $1,439 belonging to the Predecessor.

Supplemental disclosure of non cash financing information:
  Fair valuing of assets due to fresh start accounting of $36,171 for the sixteen weeks ended May 19, 2002.

See accompanying notes to financial statements.

                         FRANK'S NURSERY & CRAFTS, INC.
                                   (UNAUDITED)
                          NOTES TO FINANCIAL STATEMENTS
                              (TABLES IN THOUSANDS)

(1) GENERAL

Frank's Nursery & Crafts, Inc., a Delaware corporation ("Frank's" or the "Company"), operates the nation's largest chain of lawn and garden specialty retail stores. Frank's is also a retailer of Christmas trim-a-tree merchandise, artificial flowers and arrangements, garden decor and home decorative products.

CHAPTER 11 PROCEEDINGS AND REORGANIZATION

On February 19, 2001 (the "Petition Date"), Frank's Nursery & Crafts, Inc., a Michigan corporation ("Old Frank's"), and FNC Holdings Inc. ("Holdings"), the sole shareholder of Old Frank's, (collectively with Old Frank's, the "Debtors"), filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Maryland (the "Bankruptcy Court"). The Chapter 11 cases for the Debtors (the "Chapter 11 Cases") were jointly administered for procedural purposes. From the Petition Date until May 19, 2002, the Debtors operated their businesses as debtors-in-possession pursuant to the Bankruptcy Code. On May 7, 2002, the Bankruptcy Court confirmed the Debtors' Second Amended Joint Plan of Reorganization, with certain modifications (as so modified, the "Plan"). On May 20, 2002 (the "Effective Date"), the Plan became effective and the Debtors successfully emerged from their Chapter 11 bankruptcy proceedings.

Pursuant to the Plan, the following transactions were completed on or about the Effective Date:

         - all of Old Frank's and Holdings issued and outstanding common stock was cancelled;

         - Old Frank's merged with and into Holdings, and then changed its name to Frank's, which was reincorporated in Delaware (the "Merger");

         - certain indebtedness of the Debtors was cancelled in exchange for cash and/or common stock, par value $.001 per share, of Frank's ("Common Stock");

         - executory contracts or unexpired leases to which any Debtor was a party were assumed, or rejected;

         - members of the boards of directors and officers of Frank's were elected and began serving their respective terms; and

         - the overall corporate structure was simplified through the restructuring and dissolution of certain Old Frank's and Holdings subsidiaries.

On the Effective Date, 50,000,000 shares of Common Stock were authorized and (a) 20,000,000 shares of Common Stock were reserved for distribution in respect of claims against the Debtors, (b) 913,044 shares of Common Stock were reserved for issuance of warrants to purchase shares of Common Stock ("Warrants") at an exercise price of $1.38 for the old equity holders of Holdings, (c) 3,652,174 shares of Common Stock were reserved for a new stock option plan, which was implemented in accordance with the Plan and (d) 5,869,565 shares of Common Stock were reserved for the conversion rights of Kimco Realty Services Inc., an affiliate of Kimco Realty Corporation ("Kimco"), as part of the exit financing. In addition, on the Effective Date, Frank's entered into a three-year $50 million secured revolving credit facility, that includes $25 million for letters of credit (the "Exit Revolver Facility") with Congress Financial Corporation as agent for a syndicate of lenders and a $30 million term and revolving loan with Kimco (the "Exit Term and Revolving Loan"). See note 2 for a more detailed description of the exit financing.

FRESH START ADJUSTMENTS

The Debtors emerged from their chapter 11 bankruptcy proceedings on May 20, 2002, which for financial reporting purposes was deemed the effective date of the Plan. In accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting because holders of existing voting shares of Holdings immediately before filing and confirmation of the Plan received less than 50% of the Common stock distributed under the Plan and the Company's reorganization value was less than the Debtors' post-petition liabilities and allowed claims in the aggregate on a consolidated basis.

Fresh start reporting requires that the reorganization value of the Company be allocated to its assets in conformity with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". The excess of the fair value of the specific tangible or identifiable intangible net assets over reorganization value, or negative goodwill, is to be allocated to non-current non-monetary assets on a pro rata basis. Based on the consideration of many factors and various valuation methods, including a discounted cash flow, a comparable public company analysis, a comparable acquisitions analysis, and other applicable analyses believed by the Company's management to be appropriate for the Company's business and industry, the Company and its financial advisors determined the reorganization value of the Company to be approximately $90 million, which served as the basis for the Plan approved by the Bankruptcy Court. Approximately $67 million of the reorganization value related to debt and other obligations was outstanding as of the Effective Date, and the remaining reorganization value of approximately $23 million was assigned as the initial equity of the Company. Due to the cyclical nature of the business and the timing of emergence, the reorganization value related to debt was based upon average historical levels and is not equal to the debt levels of the successor company at May 20, 2002, thus resulting in a change to the original estimated negative goodwill of $58 million in the Plan.

The fair value of the net assets exceeded the reorganization value by $36.2 million, resulting in negative goodwill. The negative goodwill has been allocated to property, plant and equipment.

The following table reflects the adjustments to Old Frank's balance sheet as of May 20, 2002:


                                                                                                   Fresh
                                                                         Plan of                   Start
                                                     Predecessor      Reorganization            Adjustments             Successor
                                                    --------------    --------------            -------------          -------------
Assets:
Current assets                                     $       88,516    $        (360)  (b)                            $        88,156
Property, equipment and leasehold                          90,836                              $    (36,171)  (f)            54,665
improvements, net
Other assets                                                7,729           (4,851)  (a)(b)            (373)  (e)             2,505
                                                    --------------    --------------            -------------          -------------
Total assets                                       $      187,081    $      (5,211)            $    (36,544)        $       145,326
                                                    ==============    ==============            =============          =============

Liabilities and shareholders' equity (deficit):

Accounts payable                                   $       43,825    $         (80)  (a)       $        959  (f)    $        44,704
Accounts payable pre-petition                              32,539          (32,539)  (a)
Accrued expenses                                           32,834               751  (a)             (3,169) (e)(f)          30,416
Accrued expense - pre-petition                             21,514          (20,514)  (a)                                      1,000
Accrued interest - pre-petition                             5,894           (5,894)  (c)
Notes payable to banks                                     13,647                                                            13,647
Liability for lease rejections                             15,450          (15,450)  (a)
Pre-petition long-term debt (including
subordinated debt of $115,000)                            137,909         (115,000)  (c)            (22,909) (e)
Current portion of long-term debt                                                                      2,521 (e)              2,521
Senior mortgage debt                                                                                  23,016 (e)             23,016
Obligations under capital lease                             3,528                                                             3,528
Other liabilities                                           3,494                                                             3,494
                                                    --------------    --------------            -------------          -------------
  Total liabilities                                       310,634         (188,726)                      418                122,326

Shareholders' equity (deficit)                           (123,553)          183,515  (d)            (36,962) (g)             23,000
                                                    --------------    --------------            -------------          -------------
  Total liabilities and shareholders'
        equity (deficit)                           $      187,081    $      (5,211)            $    (36,544)        $       145,326
                                                    ==============    ==============            =============          =============

(a)  To record elimination of pre-petition liabilities which were cancelled.
(b)  To record extinguishment of debt.
(c)  To record elimination of subordinated debt and related accrued interest.
(d) To record gain on cancellation of pre-petition liabilities ($184.9 million) and loss on extinguishment of debt ($1.4 million).
(e)  To record refinanced mortgages.
(f) To reflect assets and liabilities at fair value, resulting in negative goodwill ($36.2 million).
(g) To record common stock to be issued and write-off of Old Frank's accumulated deficit and net parent investment.

Basis of Presentation

References in these financial statements to "Predecessor" refer to Old Frank's on and prior to May 20, 2002. References to "Successor" refer to Frank's on and after May 20, 2002, after giving effect to the implementation of fresh start reporting.

The accompanying financial statements for the sixteen weeks ended May 19, 2002 (Predecessor) and as of January 27, 2002 (Predecessor) have been presented in accordance with SOP 90-7 and assumed that the Debtors would continue as a going concern. In the Chapter 11 Cases, substantially all unsecured liabilities as of the Petition Date were subject to compromise or other treatment under the Plan. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 Cases have been segregated and classified as pre-petition liabilities in the accompanying balance sheets as of November 4, 2001 and January 27, 2002.

Pursuant to SOP 90-7, professional fees and other costs associated with the Chapter 11 Cases were expensed as incurred and reported as restructuring items. Interest expense was reported only to the extent that it was expected to be paid following the Chapter 11 Cases.

Certain reclassifications have been made to prior periods (Predecessor) to conform to the financial statements for the twenty-four weeks ended November 3, 2002 (Successor).

The accompanying unaudited financial statements include all adjustments, consisting only of normal, recurring adjustments and accruals, which are, in the opinion of management, necessary for fair presentation of the results of operations and financial position. Results of operations for interim periods may not be indicative of future results. The unaudited financial statements should be read in conjunction with the audited financial statements included in Old Frank's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the fiscal year ended January 27, 2002.

(2) LONG-TERM DEBT AND LIQUIDITY

 Long-term debt consists of the following:

                                                                         NOVEMBER 3,          NOVEMBER 4,          JANUARY 27,
                                                                             2002                2001                 2002
                                                                       -----------------     ----------------     ---------------
                                                                         (SUCCESSOR)          (PREDECESSOR)       (PREDECESSOR)

Exit Term Loan (see note 4)                                           $          17,360
Mortgages notes due 2012 with interest rates from 7% to 7.6%                     24,092
Exit Revolver Facility                                                           16,298
Pre-petition mortgage notes originally due on varying dates from
   February 1, 2001 to September 1, 2007                                                    $         22,045     $        22,045
DIP Financing Facility                                                                                51,592              24,297
10 1/4% Senior Subordinated Notes originally due March 1, 2008                                       115,000             115,000
Capital lease obligations                                                         4,103                5,655               5,490
                                                                       -----------------     ----------------     ---------------

Total debt                                                                       61,853              194,292             166,832
Less:
   Current portion of long-term debt                                              1,806
   Exit Revolver Facility                                                        16,298
   DIP Financing Facility                                                                             51,592              24,297
   Pre-petition long-term debt                                                                       138,587             139,315
                                                                       -----------------     ----------------     ---------------
Total long-term debt                                                  $          43,749     $          4,113     $         3,220
                                                                       =================     ================     ===============

Exit Revolver Facility

As discussed in note 1, the Company entered into the Exit Revolver Facility on the effective Date. The Exit Revolver Facility is a three-year $50 million secured revolving loan facility, which includes $25 million of letters of credit. The availability of borrowings under the Exit Revolver Facility generally is based on a percentage of eligible accounts receivable, eligible inventory and certain other assets, subject to certain reserves.

The Exit Revolver Facility allows the Company the option of prime rate loans or Eurodollar loans. Depending upon the Company's excess availability under the Exit Revolver Facility the loans bear interest at: (a) prime rate plus .25% or ..50%; or (b) Eurodollar rate plus 2.75%, 3% or 3.25% for an initial term of three years, with annual renewal rights. The Exit Revolver Facility includes an unused line fee of .25% per annum, a servicing fee of $10,000 per calendar quarter, and an early termination fee in an amount equal to 2% of the amount of the maximum credit if the Exit Revolver Facility is terminated in whole during the first year, 1% during the second year, and 0.5% during the third year.

The Exit Revolver Facility ("Facility") contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt, pay dividends or make other restricted payments, grant liens, make loans, advances, and investments, engage in transactions with affiliates, dispose of assets, prepay and refinance debt, and make certain changes in its business. As of November 3, 2002, there was $16.3 million outstanding under the Facility and outstanding letters of credit aggregated $11.4 million. Availability as of November 3, 2002 was $13.5 million. For certain days during the 2002 third quarter the Company was not in compliance with financial covenants in the Facility that required minimum levels of inventory and financial ratios. The lender under the Facility waived that noncompliance on December 17, 2002. As a result of obtaining more favorable vendor terms than originally anticipated and improved inventory management, the assumptions on which the financial projections were based in determining the financial covenants for the Facility have changed. The Company is presently in negotiations with the Lender to revise certain financial ratios under the Facility. On November 3, 2002 the Company was in compliance with the financial covenants.

Exit Term and Revolving Loan

On the Effective Date, Frank's also entered into an Exit Term and Revolving Loan. The Exit Term and Revolving Loan is comprised of a $20 million term loan (the "Exit Term Loan") and $10 million of revolving loans, both secured by the Company's owned but unmortgaged and leased real property. These two loans bear interest at 10.25% per annum for an initial term of three years, with renewal rights for up to two years. The Exit Term and Revolving Loan has at the lender's option purchase rights under a warrant agreement to purchase up to 5,869,565 shares of common stock at $1.15, subject to adjustment for anti-dilution (see note 4). In addition Frank's is required to prepay the Exit Term and Revolving Loans with the net cash proceeds from the sale of certain assets.

The Exit Term Loan also contains a number of covenants, which restrict, among other things, Frank's ability to incur additional debt, pay dividends or make other restricted payments, grant liens, make loans, advances and investments, engage in transactions with affiliates, dispose of assets, enter into sale-leaseback arrangements, effect mergers, consolidations, and dissolutions.

Upon emergence from bankruptcy, the $20 million Exit Term Loan was utilized to retire the borrowings under the DIP Financing Facility. As of November 3, 2002, $20 million was outstanding under the Exit Term Loan.

DIP FINANCING FACILITY

On February 19, 2001, the Debtors entered into a $100 million debtor-in-possession financing facility (the "DIP Financing Facility") with Wells Fargo, as administrative agent for a syndicate of financing institutions. The DIP Financing Facility expired by its terms on the Effective Date. Frank's had borrowings outstanding of $13.6 million on the expiration date. A portion of the Exit Term Loan proceeds was utilized to retire the DIP Financing Facility on the Effective Date. In conjunction with the retirement, a charge of $1.4 million for extinguishment of debt primarily related to the write-off of debt issue costs was recognized as a reorganization item.

SENIOR SUBORDINATED DEBT

Frank's had outstanding $115 million of 10 1/4% Senior Subordinated Notes originally due March 1, 2008 (the "10 1/4% Notes"). The 10 1/4% Notes were general unsecured obligations of Old Frank's, were subordinated in right of payment to all existing and future senior indebtedness.

No interest payments were made on the 10 1/4% Notes during the pendency of the Chapter 11 Cases.

On the Effective Date, pursuant to the Plan, indebtedness under the 10 1/4% Notes of $115 million, was cancelled, and the holders became entitled to receive Common Stock.

SENIOR DEBT

As part of the Plan, the pre-petition mortgage notes were renegotiated with interest rates between 7% and 7.6% and ten-year terms. As of November 3, 2002 scheduled maturities of the renegotiated mortgage notes are $0.7 million for the remainder of 2002; $0.6 million in 2003; $0.6in 2004; $0.6 in 2005; $0.7 million in 2006 and $3.5 in 2007.

REJECTED CONTRACTS AND LEASES

During the pendency of the Chapter 11 Cases, the Debtors reviewed their executory contracts and unexpired leases and received approval from the Bankruptcy Court to reject certain contracts and leases. In this context, "rejection" means that the Debtors were relieved from their obligations to perform further under the contract or lease. Any claim for damages resulting from the rejection of a contract or lease was treated as a general unsecured claim in the Chapter 11 Cases and a $15.5 million charge for the estimated maximum allowed claim under bankruptcy law was recognized as a reorganization item.

(3) INCOME TAXES

The Company's management, in assessing the realizability of deferred tax assets, must consider whether it is more likely than not that part or all of the deferred tax assets may not be realized. This assessment includes consideration for the scheduled reversal of temporary taxable difference, projected future taxable income, and tax planning strategies.

No income tax benefit was recognized for the loss from operations for the twelve weeks ended November 3, 2002. Instead, the increase in net deferred tax assets as a result of the loss was offset by an equal increase in the valuation allowance.

PREDECESSOR PERIODS

No income tax benefit was recognized for the loss from operations before reorganization items for the sixteen weeks ended May 19, 2002. Instead, the increase in net deferred tax assets as a result of the loss was offset by an equal increase in the valuation allowance. In addition, no income tax expense or benefit was recognized on the reorganization items for the sixteen weeks ended May 19, 2002. The items of income and expense included in the reorganization income are non-taxable and non-deductible, respectively.

BANKRUPTCY IMPACT

In connection with the reorganization, a gain on cancellation of indebtedness was realized. This gain will not be taxable since the gain resulted from reorganization under the Bankruptcy Code. However, the Company will be required, as of the beginning of its 2003 taxable year, to reduce certain attributes including net operating loss carryforwards ("NOLs"), certain tax credits and tax bases in assets in an amount equal to such gain on extinguishment.

The reorganization of the Company on the Effective Date constituted an ownership change under Section 382 of the Internal Revenue Code. Consequently, the use of any of the NOLs and tax credits generated prior to the ownership change, that are not reduced pursuant to the provisions discussed above, will be subject to an annual limitation.

(4) SHAREHOLDERS' EQUITY

The Exit Term and Revolving Loan incorporated stock purchase warrants ("Warrants"). The Warrants are exercisable to purchase the Company's Common Stock, par value $.001 per share, at a price of $1.15 per share subject to adjustments for anti-dilution. The Warrants are redeemable upon certain conditions being met and will expire on May 20, 2005, subject to extension under the Exit Term and Revolving Loan. Accounting Principles Board 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, Emerging Issues Task Force (EITF) 00-27 "Application of EITF Issue No 98-5 to Certain Convertible Instruments" requires the issuer to allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange on a relative fair value basis. As of May 20, 2002 Warrants available for exercise and included for valuation purposes were 5,000,000. The remaining Warrants of 869,565 will be exercisable upon initial utilization of the revolving portion of the Exit Term and Revolving Loan, at which time the fair value of such Warrants will be determined. (see note 7). The independent valuation of the $20 million proceeds under the Exit Term Loan resulted in an allocation to the Warrants of $3.1 million as shown in the statement of shareholders' equity and the remaining $16.9 million to the Exit Term Loan. The $3.1 million is being amortized to interest expense over the initial term of the debt. As of November 3, 2002, the un-amortized discount is $2.6 million.

Pursuant to the Plan, the Company has issued 11,882,006 shares of common stock to creditors of record. The Company will issue the remaining 8,117,994 shares, as disputed claims are resolved. The stock is traded on the OTC Bulletin Board. The ticker symbol is FNCN.

Pursuant to the Plan, the Company established the 2002 Stock Option Plan for which 3,652,174 shares of Common Stock are reserved for issuance under the Plan. On September 12, 2002 the Company granted options to key executives and outside directors for 2,476,117 in two groupings with a grant price of $1.15 per share. The first group of options for 1,826,117 were to vest over two years, with 50% vested at September 12, 2002 and the remaining 50% on May 20, 2003. Due to recent management changes, the options that vested at September 12, 2002 will expire July 31, 2003 if not exercised and the remaining 50% will not vest. The second group of options for 650,000 will vest over three years, with 33 1/3% vesting at the end of each of the first three years beginning May 20, 2003 and will expire ten years from grant date if not exercised.

The Company applied APB Opinion No. 25 and related interpretations in accounting for these stock option grants; accordingly, no compensation cost has been recognized.

(5) EARNINGS PER SHARE

Basic earnings per share is computed by dividing earnings on common shares by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. For the twenty-four weeks ended November 3, 2002 the incremental shares that would have been exercisable and outstanding under the 2002 Stock Option Plan and Warrant agreements were not included in the computation of diluted earnings per share because the effect would be antidilutive.

(6) RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001, and specifies criteria for the recognition and reporting of intangible assets apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with definite useful lives will be amortized over such lives to their estimated residual values. SFAS No. 142 was adopted as of May 19, 2002. As a result of the chapter 11 bankruptcy proceedings and the write-off of goodwill in the fiscal year ended January 27, 2002, the adoption of SFAS No. 141 and SFAS No. 142 by Old Frank's in the sixteen weeks ended May 19, 2002 had no impact on the Company's earnings or financial position.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145, among other things, prohibits the classification of gains and losses from extinguishment of debt as extraordinary unless they meet the criteria defined in Opinion 30. The provisions of SFAS No. 145 were adopted in the 2002 first quarter, and as such, the loss recognized by Old Frank's on the extinguishment of debt resulting from the emergence from the chapter 11 bankruptcy proceedings has been classified as a reorganization item. Reclassification within previously issued financial statements is required, and as such, the loss recognized by Old Frank's on the extinguishment of debt for the 2001 first three quarters has been reclassified as part of the loss from operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 applies to costs associated with an exit activity (including a restructuring) or with a disposal of long-lived assets. Under SFAS No. 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the entity to transfer or use assets. Under current accounting guidance, a liability can be recorded when management has committed to an exit plan. The requirements under SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted.

(7) SUBSEQUENT EVENTS

On November 4, 2002 the Company borrowed $5 million at an annual interest rate of 10 1/4% under the revolving loan portion of the Exit Term and Revolving Loan Agreement triggering the exercise clause for the remaining stock purchase warrants (see note 4). In accordance with EITF No. 98-5, the fair value of the 869,565 Warrants is $0.4 million. The $5 million revolving loan was repaid on December 12, 2002.

On December 10, 2002, the Company made an election to be treated as a taxable REIT subsidiary for federal income tax purposes due to the significant ownership of stock in the Company by an affiliate of Kimco. As a result of this election, certain expenses of the Company paid to Kimco or its affiliates, which are primarily rent and interest could be subject to limitations as to their deductibility. The Company does not believe that this election will have a material effect on its results of operations.

On December 19, 2002, pursuant to the Plan, the Company issued an additional 1,485,557 shares of common stock to creditors of record. On December 20, 2002, 20,921 shares of the Company's common stock which were previously issued to creditors of record were cancelled. Following such issuance and cancellation, there are remaining an aggregate of 6,653,358 shares of common stock to be issued to creditors as disputed claims are resolved.

On January 23, 2003, the Company and Kimco Capital Corp. entered into an amendment to the Exit Term and Revolving Loan Agreement, increasing the amount of revolving loans available under the agreement to $20 million and pledging additional collateral to secure borrowings under the agreement. In connection with the amendment, the Company granted Kimco Capital Corp. warrants to purchase an additional 5,000,000 shares of the Company's common stock, which warrants were immediately exercisable at an exercise price of $2.00 per share subject to adjustments for anti-dilution. The warrants are redeemable upon certain conditions being met and will expire on May 20, 2005, subject to extension under the Exit Term and Revolving Loan Agreement. The fair value of the warrants is $2.2 million. On January 24, 2003, the Company borrowed $5.25 million at an annual interest rate of 10 1/4% under the revolving loan portion of the Exit Term and Revolving Loan Agreement.

                                  EXHIBIT INDEX

EXHIBIT NO        DESCRIPTION

2.1 Second Amended Joint Plan of Reorganization of Frank's Nursery and Crafts, Inc and FNC Holding, Inc. (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 7, 2002)

3.1 Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

3.2 Bylaws (filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11,
                  2002)

4.1 Investor Rights Agreement, dated as of May 20, 2002, by and between the Registrant and certain holders of warrants to acquire common stock of the Registrant (filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.2 Stock Purchase Warrant, dated as of May 20, 2002, granted to Kimco Realty Services, Inc. (filed as Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.3 Stock Purchase Warrant, dated as of May 20, 2002, granted to Third Avenue Trust (filed as Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.4 Stock Purchase Warrant, dated as of May 20, 2002, granted to Cypress Merchant Banking Partners, L.P. (filed as Exhibit 4.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.5 Stock Purchase Warrant, dated as of May 20, 2002, granted to Cypress Garden Ltd. (filed as Exhibit 4.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.6 Stock Purchase Warrant, dated as of May 20, 2002, granted to Joseph Baczko (filed as Exhibit 4.6 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

4.7 Stock Purchase Warrant, dated as of January 23, 2003, granted to Kimco Realty Services, Inc.

10.1 Loan and Security Agreement, dated May 20, 2002, by and among the Registrant and Congress Financial Corporation, as agent for the lenders (filed as Exhibit 10.14 to the Registrant's Current Report on Form 8-K dated July 25, 2002)

EXHIBIT NO.       DESCRIPTION

10.2 First Amendment to Loan and Security Agreement, dated as of May 20, 2002, among the Registrant, Congress Financial Corporation, as Administrative Agent, and the Lenders party thereto (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11,
                  2002)

10.3 Credit and Security Agreement, dated as of May 20, 2002, between the Registrant and Kimco Capital Corp. (filed as
                  Exhibit 10.13 to the Registrant's Current Report on Form 8-K dated July 25, 2002)

10.4 First Amendment and Waiver to Credit and Security Agreement, dated as of January 23, 2003, among the Registrant and Kimco Capital Corp.

10.5 2002 Stock Option Plan (filed as Schedule 1.52 to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 7,
                  2002)

10.6 Stock Option Agreement, dated September 12, 2002, between the Registrant and Steven S. Fishman (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

10.7 Stock Option Agreement, dated September 12, 2002, between the Registrant and Alan J. Minker (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

10.8 Stock Option Agreement, dated September 12, 2002, between the Registrant and Adam Szopinski (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 11, 2002)

10.9 Employment Agreement, dated as of December 1, 2002, between the Registrant and Adam Szopinski

10.10 Employment Agreement, dated as of December 1, 2002, between the Registrant and Alan J. Minker

10.11 Employment Agreement, dated as of December 1, 2002, between the Registrant and Kim Horner

10.12 Employment Agreement, dated as of December 1, 2002, between the Registrant and Keith Oreson

10.13 Agreement, dated as of December 1, 2002, between the Registrant and Joseph Nusim, with regard to consulting services

EXHIBIT NO.       DESCRIPTION

16.1 Letter of Ernst & Young LLP regarding change in certifying accountant (filed as Exhibit 16.1 to the Registrant's Current Report on Form 8-K dated June 18, 2002)

23.1              Consent of Ernst & Young LLP